HellerEhrman

October 11, 2006

06017605

SEC MAIL PROCESSING
RECEIVED
OCT 1 6 2006
WASH. D.C. 210 SECTION

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

SEC FILE NO. 82-3850

Re: Galaxy Entertainment Group Limited
(formerly known as K. Wah Construction Materials Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Galaxy Entertainment Group Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the connected transaction on formation of contractor for contract for the rehabilitation of Lam Tei Quarry, dated October 3, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on October 4, 2006;

(2) The Company's interim report 2006;

(3) The Company's announcement regarding interim results for the six months ended June 30, 2006, dated September 13, 2006, published (in

English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on September 14, 2006;

(4) The Company's circular regarding the discloseable transaction on acquisition of further interest in Tarmac Asphalt Hong Kong Ltd., dated September 1, 2006;

(5) The Company's announcement regarding the discloseable transaction on acquisition of further interest in Tarmac Asphalt Hong Kong Ltd., dated August 11, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on August 14, 2006;

(6) The Company's announcement regarding unusual trading volume and price movement, dated May 30, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on June 1, 2006 and

(7) The Exhibit A for a list of the information required to be made public, filed or distributed to shareholders under the Hong Kong Companies Ordinance and relevant requirements imposed by the HKSX under the Rules Governing the Listing of Securities & Futures Ordinance on the Main Board of the HKSX.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Galaxy Entertainment Group Limited

19063\0002\37

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 27)

Connected Transaction
Formation of Contractor for Contract for the Rehabilitation of Lam Tei Quarry

The Contractor, an indirect associated company of the Company, has been awarded a contract to rehabilitate Lam Tei Quarry.

The formation of the Contractor to tender for the Rehabilitation Contract constituted a connected transaction for the Company under Rule 14A.10 of the Listing Rules.

As the relevant percentage ratios in respect of the Group's total capital commitment in the Contractor are more than 0.1% but less than 2.5%, the formation of the Contractor is subject only to the reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempted from the independent shareholders' approval requirements.

The Board is pleased to announce that on 3 October 2006, a contract for the rehabilitation of Lam Tei Quarry was entered into between the Government and the Contractor.

The formation of the Contractor to tender for the Rehabilitation Contract constituted a connected transaction for the Company under Rule 14A.10 of the Listing Rules by reason of the fact that Asia Stone is a subsidiary of a substantial shareholder in a subsidiary of the Company.

JOINT VENTURE

Summarised below are the principal terms of the JV Agreement:

(i) Parties to the JV Agreement:

(1) Asia Stone
(2) K. Wah
(3) the Contractor

(ii) Subject Matter:

The subject matter of the JV Agreement is the ownership and operation of the Contractor.

Pursuant to the JV Agreement, K. Wah is the legal and beneficial owner of 36.5% of the Contractor and Asia Stone owns 63.5%.

(iii) Capital Commitment:

The Group's total capital commitment in the Contractor, including its proportionate 36.5% share in the contract sum under the Rehabilitation Contract, the Contractor's committed authorised capital and committed working capital, and the proportionate guarantee given by the holding company of K. Wah in respect of the performance bond (details as set out below), is HK$72,562,000.

(iv) Rehabilitation Contract:

The subject matter of the Rehabilitation Contract is the rehabilitation of Lam Tei Quarry at Castle Peak Road, Lam Tei, New Territories, Hong Kong by the Contractor.

Under the Rehabilitation Contract, the Contractor will design, construct, complete and maintain the rehabilitation works for Lam Tei Quarry in accordance with the terms thereof and is granted the sole and exclusive rights, amongst other things, to process, sell or remove from Lam Tei Quarry rock products as well as to manufacture, sell and export from Lam Tei Quarry ready-mixed concrete, precast concrete units and bituminous materials.

In connection with the Rehabilitation Contract, Asia Stone and K. Wah have issued a joint and several guarantee to the Government in respect of the performance by the Contractor of its obligations under the Rehabilitation Contract. In respect of such arrangement, Asia Stone and K. Wah will execute an indemnity to the intent and effect that as between themselves, liabilities under the guarantee to the Government will be borne by them in such proportions which are equivalent to their respective interests in the Contractor.

(v) Performance Bond:

Under the Rehabilitation Contract, the Contractor is required to provide a performance bond to the Government for the performance by the Contractor of its obligations under the Rehabilitation Contract. A financial institution has issued a performance bond to the Government and each of the holding company of Asia Stone and K. Wah has provided a guarantee to the financial institution in proportionate to its shareholding.

INFORMATION ON ASIA STONE AND THE CONTRACTOR

Asia Stone is a wholly-owned subsidiary of Alliance Construction Materials Limited, the indirect owner of 36.5% of KWP Quarry Co. Limited, a non-wholly owned subsidiary of the Company, and thus the JV Agreement is a connected transaction for the Company under Rule 14A.10 of the Listing Rules. Alliance Construction Materials Limited is otherwise an Independent Third Party to the best knowledge, information and belief of the Directors, having made all reasonable enquiries. The principal business activities of Alliance Construction Materials Limited are investment holding and those of Asia Stone are investment holding and quarrying in Hong Kong.

The Contractor is a company incorporated in Hong Kong on 12 May 2006 for the sole purpose of tendering for the Rehabilitation Contract. The Contractor is newly formed and has negligible assets and liabilities. It has no financial statements and has not yet carried on any business.

REASONS FOR AND BENEFITS OF THE JOINT VENTURE

The Group is principally engaged in the gaming and entertainment business in Macau. The Group is also engaged in the manufacture, sale and distribution of construction materials in Hong Kong, Macau and mainland China.

The Rehabilitation Contract provides an opportunity for the Group to broaden the earning base of the Group's construction materials division. The Group is able to leverage on its experience in the quarrying industry. The Board (including the independent non-executive Directors) are of the view that the entering into of the JV Agreement is in the interests of the Company and the Shareholders as a whole and that the terms of the JV Agreement, are normal commercial terms and are fair and reasonable.

GENERAL

The formation of the Contractor constituted a connected transaction for the Company under Rule 14A.10 of the Listing Rules.

As the relevant percentage ratios in respect of the Group's total capital commitment in the Contractor of HK$72,562,000 are more than 0.1% but less than 2.5%, the formation of the Contractor is subject only to the reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempted from the independent shareholders' approval requirements.

DEFINITIONS

Unless the context otherwise requires, the following expressions have the following meanings in this announcement:

"Asia Stone"	Asia Stone Company Limited, a company incorporated in Hong Kong
"Board"	the board of directors of the Company
"Company"	Galaxy Entertainment Group Limited 銀河娛樂集團有限公司, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange
"connected" and "connected persons"	the meanings given to them in the Listing Rules
"Contractor"	AHK Aggregates Limited, a company incorporated in Hong Kong and an indirect associated company of the Company
"Group"	the Company and its subsidiaries
"Government"	the Government of Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party(ies)"	person(s), or in the case of companies, their ultimate beneficial owner(s), who are independent of and not connected with the Company and its connected persons
"JV Agreement"	a shareholders agreement dated 21 July 2006 between Asia Stone, K. Wah and the Contractor relating to ownership and operation of the Contractor
"K. Wah"	K. Wah Quarry Company Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Rehabilitation Contract"	a contract No.GE/2006/03 dated 3 October 2006 between the Government and the Contractor for the rehabilitation of Lam Tei Quarry
"Shareholder(s)"	holder(s) of share(s) in the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

As at the date of this announcement, the executive Directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive Director is Mr. Moses Cheng Mo Chi; and the independent non-executive Directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 3 October 2006

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立的有限公司）
（股份代號：27）

關連交易
就藍地石礦場重整合約所成立的承建商

> 承建商為本公司一家間接聯營公司，已獲判藍地石礦場重整合約。
>
> 根據上市規則第14A.10條，就重整合約投標而成立承建商乃構成本公司一項關連交易。
>
> 由於本集團向承建商作出的資本承擔總額的相關百分比率高於0.1%但低於2.5%，故成立承建商一事僅須遵守上市規則第14A.32條項下的申報及公告規定，並已獲豁免遵守取得獨立股東批准的規定。

董事會欣然宣佈港府與承建商已於二零零六年十月三日訂立一份藍地石礦場重整合約。

由於大亞石業乃本公司一家附屬公司一名主要股東旗下附屬公司，根據上市規則第14A.10條，就重整合約投標而成立承建商乃構成本公司一項關連交易。

合營企業

合營協議的主要條款概述如下：

(i) **合營協議各訂約方：**

(1) 大亞石業

(2) 嘉華

(3) 承建商

(ii) **主要內容：**

合營協議的主要內容為承建商的擁有權及營運。

根據合營協議，嘉華合法及實益擁有承建商的36.5%權益，而大亞石業則擁有其63.5%權益。

(iii) **資本承擔：**

本集團向承建商作出的資本承擔總額為72,562,000港元，包括其根據重整合約的合約總額、承建商所承擔法定資本及營運資金各所佔的36.5%，以及嘉華的控股公司就履約保證書按比例作出的擔保（詳情載於下文）。

(iv) **重整合約：**

重整合約的主要內容為承建商重整香港新界藍地青山公路藍地石礦場。

根據重整合約，承建商將根據合約條款設計、建設、完成及維持藍地石礦場的重整工程，且獲授予獨家專有權利（其中包括）可自藍地石礦場加工、銷售或開採石料產品，並有權在藍地石礦場製造、銷售或出口預拌混凝土、預製混凝土產品及瀝青材料。

根據重整合約，大亞石業及嘉華已就保證承建商履行重整合約下的責任而向港府作出一項共同及個別擔保。就此項安排而言，大亞石業及嘉華將會訂立一項賠償保證，旨在令彼等根據向港府作出的擔保所須承擔的責任，將根據彼此於承建商中所持權益按比例承擔。

(v) **履約保證書：**

根據重整合約規定，承建商須就保證其履行重整合約下的責任，向港府發出一項履約保證書。一家財務機構已向港府發出一項履約保證書，而大亞石業及嘉華各自的控股公司已根據各自的持股比例向財務機構提供擔保。

有關大亞石業及承建商的資料

大亞石業為友盟建築材料有限公司一家全資附屬公司，該公司間接擁有本公司一家非全資附屬公司嘉安石礦有限公司的36.5%權益，故根據上市規則第14A.10條，合營協議乃本公司一項關連交易。據董事作出一切合理查詢後所知、所悉及所信，友盟建築材料有限公司除此以外為一獨立第三方。友盟建築材料有限公司的主要業務為投資控股，而大亞石業的主要業務為投資控股及於香港從事採石業。

承建商為一家於二零零六年五月十二日於香港註冊成立的公司，僅為重整合約的投標而成立。承建商為一家新近成立且擁有少量資產及負債的公司。該公司並無財務報表，亦未經營任何業務。

訂立合營企業的理由及利益

本集團主要在澳門經營博彩及娛樂事業，亦在香港、澳門及中國內地經營建築材料的生產、銷售及分銷。

訂立重整合約為本集團提供一個良機，藉此擴大本集團建築材料業務部門的盈利基礎。本集團可充分運用本身在石礦行業積累的經驗。董事會（包括獨立非執行董事）認為，訂立合營協議符合本公司及股東的整體利益，而合營協議的條款乃屬一般商業條款，且亦公平合理。

一般資料

根據上市規則第14A.10條，承建商的成立乃構成本公司一項關連交易。

由於本集團向承建商作出為數72,562,000港元的資本承擔總額的相關百分比率高於0.1%但低於2.5%，故成立承建商一事僅須遵守上市規則第14A.32條項下的申報及公告規定，並已獲豁免遵守取得獨立股東批准的規定。

釋義

在本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「大亞石業」	指	大亞石業有限公司，一家於香港註冊成立的公司
「董事會」	指	本公司董事會
「本公司」	指	銀河娛樂集團有限公司，一家於香港註冊成立的有限公司，其股份在聯交所上市
「關連」及「關連人士」	指	按上市規則所定義者
「承建商」	指	友盟嘉華石業有限公司，一家於香港註冊成立的公司，為本公司的間接聯營公司
「本集團」	指	本公司及其附屬公司
「港府」	指	香港政府
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「獨立第三方」	指	獨立於且與本公司及其關連人士概無關連之人士或（倘為公司）其最終實益擁有人
「合營協議」	指	大亞石業、嘉華及承建商就承建商的擁有權及營運於二零零六年七月二十一日訂立的股東協議
「嘉華」	指	嘉華石礦有限公司，一家於香港註冊成立的公司，為本公司的間接全資附屬公司
「上市規則」	指	聯交所證券上市規則
「重整合約」	指	港府與承建商就重整藍地石礦場而於二零零六年十月三日訂立的一份合約（合約編號GE/2006/03）
「股東」	指	本公司股份持有人
「聯交所」	指	香港聯合交易所有限公司

於本公佈日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司非執行董事為鄭嘉智先生；而本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零六年十月三日

銀河

GALAXY

銀河娛樂集團有限公司
Galaxy Entertainment Group Limited



Interim Report
2006
(Stock Code : 27)

THE COMPANY

Since our listing in 1991, Galaxy Entertainment Group Limited (Hong Kong listed *stock code 0027) has built* a solid business foundation in Hong Kong and mainland China. Through business acquisitions, we have been constantly expanding our investment portfolios on an enterprising yet prudent strategy aiming to provide shareholders with the best return on their investment.

Following our acquisition of the gaming and entertainment business in Macau in July 2005, our primary business objective is to be a leading operator of gaming and entertainment facilities in Macau. Our major subsidiary, Galaxy Casino, S.A. has a gaming concession from the Macau Government and is one of only three companies licensed by the Macau Government to operate casinos in Macau.

We also maintain our leading position as a major supplier of quality construction materials in Hong Kong and mainland China and driven by the strong economic growth of Macau, we have been expanding into the area to capitalize on our expertise.

CONTENTS

CORPORATE INFORMATION

CHAIRMAN

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc*

DEPUTY CHAIRMAN

Francis Lui Yiu Tung

EXECUTIVE DIRECTORS

Chan Kai Nang
Joseph Chee Ying Keung
William Lo Chi Chung
Paddy Tang Lui Wai Yu, *JP*

NON-EXECUTIVE DIRECTORS

Dr. Charles Cheung Wai Bun, *JP**
Moses Cheng Mo Chi, *GBS, OBE, JP*
James Ross Ancell*
Dr. William Yip Shue Lam, *LLD**

* *Independent Non-executive Directors*

AUDIT COMMITTEE

Dr. Charles Cheung Wai Bun, *JP*
Moses Cheng Mo Chi, *GBS, OBE, JP*
James Ross Ancell

REMUNERATION COMMITTEE

Francis Lui Yiu Tung
Dr. Charles Cheung Wai Bun, *JP*
Dr. William Yip Shue Lam, *LLD*

COMPANY SECRETARY

Kitty Chan Lai Kit

QUALIFIED ACCOUNTANT

Cheung Wing Hong

AUDITORS

PricewaterhouseCoopers

REGISTERED OFFICE

Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central, Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS ("ADR") DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.galaxyentertainment.com

SHARE LISTING

The Stock Exchange of Hong Kong Limited ("SEHK")

STOCK CODE

SEHK	:	27
Bloomberg	:	27 HK
Reuters	:	0027.HK
ADR	:	GXYEY

INVESTOR RELATIONS CONTACT

Please direct enquiries to:
Investor Relations Department
Tel: (852) 3150 1111
Fax: (852) 3150 1100
Email: ir@galaxyentertainment.com

RESULTS HIGHLIGHTS

INTERIM RESULTS

The Directors of Galaxy Entertainment Group Limited (the "Company") announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2006 as follows:

The turnover of the Group for the six months ended 30th June 2006 was HK$1,306,321,000 representing an increase of HK$766,749,000 over the corresponding period last year.

The loss attributable to shareholders of the Group for the six months ended 30th June 2006 amounted to HK$734,452,000 representing a decrease of HK$748,758,000 over the corresponding period last year.

Following the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. ("Galaxy") in July 2005, gaming and entertainment has become the major business of the Group and this division contributed a turnover of HK$741,148,000 to the Group for the six months ended 30th June 2006. The loss attributable to shareholders for the six months ended 30th June 2006 included the amortisation of gaming licence of HK$494,806,000 which arose from the acquisition of Galaxy in July 2005.

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2006 (2005: nil).

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATION

Turnover and loss attributable to shareholders for the six months ended 30th June 2006 was HK$1,306 million and HK$734 million as compared to HK$540 million and profit of HK$14 million respectively for the corresponding period last year. The loss attributable to shareholders for the six months ended 30th June 2006 included the amortisation of gaming licence of HK$495 million which arose from the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy in July 2005, and net of pre-opening expenses of HK$87 million. Following the acquisition, gaming and entertainment has become the major business of the Group and this division contributed a turnover of HK$741 million to the Group for the six months ended 30th June 2006. The Board of Directors has resolved not to pay any interim dividend for the six months ended 30th June 2006.

Set out below is the segment analysis of the Group's operating result for the six months ended 30th June 2006:

	Gaming and entertainment	Construction materials	Corporate	2006	2005
	HK$'M	***HK$'M***	***HK$'M***	***HK$'M***	*HK$'M*
Company and subsidiaries:					
Operating profit/(loss)	**(543)**	**6**	**74**	**(463)**	9
Jointly controlled entities and associates:					
Share of profits less losses before tax	**—**	**18**	**—**	**18**	10
Depreciation and amortisation	**502**	**62**	**—**	**564**	56
Non-recurring items	**87**	**—**	**(20)**	**67**	—
EBITDA excluding non-recurring items	**46**	**86**	**54**	**186**	75

GAMING AND ENTERTAINMENT DIVISION

Overview

The Macau gaming market continued to record another period of double digit growth in the first half of 2006. Macau's net gaming wins increased 14% when compared to the previous corresponding period to HK$24 billion in the first half of 2006. The total net gaming wins at Galaxy's city club casinos increased by 15% to HK$2.3 billion for the first half of 2006 which represented a market share of 9% of the total market.

During the first half of 2006, Galaxy opened three additional city club casinos and continued with the development of StarWorld Hotel and Cotai Mega Resort. Galaxy's net wins were increased from HK$840 million in the first quarter to HK$1,437 million in the second quarter of 2006, and our market share was 7% for the first quarter of 2006 and 12% for the second quarter of 2006. For the first six months of 2006, Galaxy's average win per table per day was HK$81,000 with average win per VIP table per day and per mass table per day at HK$203,000 and HK$21,000, respectively.

After Grand Waldo Casino's soft launching at end of May 2006, Galaxy had four city club casinos in operation starting in the month of June 2006. For the month of June 2006, Galaxy recorded a net gaming win of HK$737 million representing 19% market share. Galaxy's net gaming win continued to climb reaching HK$816 million representing 19% market share and HK$894 million representing 20% market share in July 2006 and August 2006, respectively.

After deducting the Macau office overhead expenses of HK$52 million and before the deduction of pre-opening expenses in relation to the development of StarWorld, Cotai Mega Resort and the new city club casinos of HK$87 million, this division recorded an EBITDA of HK$46 million for the first half of 2006.

StarWorld

StarWorld, Galaxy's first flagship casino, hotel and entertainment complex, has been completed and will shortly commence operation. The total project cost is approximately HK$2.95 billion including all fitting upgrades and additional gaming equipment costs. StarWorld has been specifically designed and decorated to appeal to the tastes and preferences of the booming Chinese gaming market. With the opening of StarWorld, Galaxy is poised for further explosive growth. StarWorld's spectacular external lighting will change the Macau skyline forever and ensure that StarWorld is a "must-see" casino for all visitors to Macau.

StarWorld is strategically located in downtown Macau and is at the epi-centre of the Macau gaming hub. With StarWorld's unique U-Shaped hotel configuration, all 500 hotel rooms have panoramic water views.

Encompassed within the StarWorld complex is: 16,500m^2 of gaming space with 290 gaming tables and 371 slot machines, 500 hotel rooms, a top-end luxurious sauna and spa, a gourmet selection of Asian food delights and a dazzling night club. We are confident that StarWorld will offer a world-class service to our customers at an Asian price point.

Cotai Mega Resort

Development of Galaxy's luxurious Cotai Mega Resort is well under way and the initial development is scheduled to open in 2008. Included within this development is: 1,500 hotel rooms, 25,000m^2 of gaming space with 600 gaming tables and 1,000 slot machines. Additional facilities include extensive spa, sauna and leisure facilities, an Asian paradise of gourmet food with in-excess of 20 restaurants, a range of selected specialty retail and extensive water entertainment features.

By 2012 Galaxy's Cotai Mega Resort will be expanded to include: six to eight various star-rated hotels with up to 12,000 rooms, 1,500 gaming tables, 3,000 slot machines, extensive high-end retails and multiple function and convention facilities.

Galaxy's Cotai development site is 4,700,000 sq ft in size, making it one of Macau's single largest development sites. This vast piece of land ensures Galaxy has the flexibility to grow and expand as business opportunities continue to evolve. Being the world's largest gaming market, Macau continues to experience the world's fastest growth rate in gaming revenue.

Galaxy City Club Casinos

Galaxy's city club casinos have experienced significant growth over the past six months. During this period three additional city club casinos have been opened. With Rio Casino opened in late February, President Casino opened in late April, and Grand Waldo Casino had its soft opening in late May, Galaxy's gaming tables have grown from 63 tables to 396 tables and slot machines have grown from 75 slots to 559 slots.

The operations of the city club casinos have continued to improve since the first half of 2006. The three new city club casinos, combined with Galaxy's original city club casino, Waldo Casino, have helped Galaxy to grasp a market share of 19% in the month of June.

CONSTRUCTION MATERIALS DIVISION

Overview

Business environment for construction materials during the period remains highly competitive. Notwithstanding such a tough environment, the division has managed to achieve a turnover at a similar level as that of last year, and through efforts in cost savings opportunities to enhance our competitiveness, achieved a further improvement in profit margin.

Construction Materials Business in Hong Kong and Macau

In August 2006, the Group acquired 80% interest in Tarmac Asphalt Hong Kong Limited ("Tarmac Asphalt"). Since then, Tarmac Asphalt has become a wholly owned subsidiary of the Group. The acquisition provides an opportunity for the Group to increase its equity interest in and control over Tarmac Asphalt which broadens the earning base of the Group's construction materials division.

The market in Macau remained very active during the period. The division's Macau operation established last year has recorded a satisfactory result for the period and the division is considering expanding further the operation to cope with the increasing market demand in the area.

Construction Materials Business in the Mainland

The division's alliance with strategic partners on various joint ventures in the Mainland for the manufacture and sale of ground granulated blastfurnace slag (GGBS) has proven to be very successful. All the slag joint ventures have provided a satisfactory profit contribution to the division during the period. Further expansions on the production capacity of these joint ventures are in progress and it is envisaged that our division would become one of the major slag producers across the country.

The performance of the division's cement joint venture in Kunming has continued to provide good profit contribution to the division. The local market demand for quality construction materials remains high. Our joint venture with Kunming Steel Group will enable us to be well positioned to capitalise on the growing market in the western region of the Mainland in the near future.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has remained strong during the period. The shareholders' funds as at 30th June 2006 was HK$14,231 million, a decrease of approximately 5% over the balance as at 31st December 2005 of HK$14,932 million while the Group's total assets employed increased to HK$27,342 million as compared to HK$26,388 million as at 31st December 2005.

The Group continues to maintain a strong cash position. As at 30th June 2006, total cash and bank balances were HK$5,139 million as compared to HK$5,068 million as at 31st December 2005.

As at 30th June 2006, the Group's total indebtedness was HK$7,596 million as compared to HK$7,587 million as at 31st December 2005. The total indebtedness of the Group mainly comprises bank loans, fixed rate notes, guaranteed notes and other obligations which are largely denominated in Hong Kong Dollar and United States Dollar. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets (excludes cash balances), was maintained at a satisfactory level of 11% as at 30th June 2006 as compared to 12% as at 31st December 2005.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollar, United States Dollar or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollar, United States Dollar or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to match the currency of the Group's liabilities with that of the Group's income, which are considered necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Leasehold land with net book values of HK$219 million (31st December 2005: HK$221 million) and bank deposits of HK$264 million (31st December 2005: HK$259 million) have been pledged to secure banking facilities.

CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$214 million (31st December 2005: HK$262 million), of which HK$162 million (31st December 2005: HK$124 million) have been utilised.

EMPLOYEES AND REMUNERATION POLICY

As at 30th June 2006, the Group, excluding associated companies and jointly controlled entities, employed around 8,000 employees in Hong Kong, Macau and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$284 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive, fair and subject to regular review. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Macau and Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

AUDITORS' INDEPENDENT REVIEW REPORT

To the Board of Directors of Galaxy Entertainment Group Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial information set out on pages 9 to 23.

Respective Responsibilities of Directors and Auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of the interim financial information to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial information is the responsibility of, and has been approved by, the Directors.

It is our responsibilities to form an independent conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review Work Performed

We conducted our review in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial information.

Review Conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial information for the six months ended 30th June 2006.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 13th September 2006

CONSOLIDATED PROFIT AND LOSS STATEMENT (UNAUDITED)
For the six months ended 30th June 2006

	Note	2006 HK$'000	2005 HK$'000
Turnover	4 & 5	**1,306,321**	539,572
Cost of sales		**(1,207,448)**	(530,800)
Gross profit		**98,873**	8,772
Other operating income		**135,825**	31,446
Administrative expenses		**(193,439)**	(30,386)
Other operating expenses		**(504,922)**	(534)
Operating (loss)/profit	4 & 6	**(463,663)**	9,298
Finance costs	7	**(288,786)**	(5,998)
Share of profits less losses of			
Jointly controlled entities		**17,112**	7,945
Associated companies		**504**	1,492
(Loss)/profit before taxation		**(734,833)**	12,737
Taxation	8	**(1,449)**	(280)
(Loss)/profit for the period		**(736,282)**	12,457
Attributable to:			
Shareholders		**(734,452)**	14,306
Minority interests		**(1,830)**	(1,849)
		(736,282)	12,457
Interim dividend	9	**—**	—
		HK cents	*HK cents*
(Loss)/earnings per share	10		
Basic		**(22.3)**	1.1
Diluted		**N/A**	1.1

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As at 30th June 2006

	Note	30th June 2006 HK$'000	Restated 31st December 2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**2,380,119**	1,187,663
Investment properties		**63,000**	63,000
Leasehold land and land use rights		**1,590,879**	1,638,620
Intangible assets		**16,002,906**	16,493,230
Jointly controlled entities		**315,401**	279,432
Associated companies		**21,986**	21,346
Non-current investments		**211,119**	66,101
Derivative financial instruments		**2,325**	—
Deferred taxation assets		**1,262**	—
Other non-current assets	12	**468,424**	479,019
		21,057,421	20,228,411
Current assets			
Inventories		**97,763**	86,971
Debtors and prepayments	13	**1,007,491**	933,791
Tax recoverable		**848**	1,039
Other investments		**39,067**	69,495
Cash and bank balances		**5,139,100**	5,068,214
		6,284,269	6,159,510
Total assets		**27,341,690**	26,387,921
EQUITY			
Share capital	14	**329,485**	329,058
Reserves		**13,901,694**	14,603,396
Shareholders' funds		**14,231,179**	14,932,454
Minority interests		**485,731**	491,910
Total equity		**14,716,910**	15,424,364
LIABILITIES			
Non-current liabilities			
Borrowings	15	**7,085,145**	4,643,355
Deferred taxation liabilities		**1,778,531**	1,778,531
Provisions		**150,350**	144,360
Other non-current liabilities		**180,185**	30,618
		9,194,211	6,596,864
Current liabilities			
Creditors and accruals	16	**2,916,434**	1,421,429
Current portion of borrowings	15	**511,001**	2,943,806
Taxation payable		**3,134**	1,458
		3,430,569	4,366,693
Total liabilities		**12,624,780**	10,963,557
Total equity and liabilities		**27,341,690**	26,387,921

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the six months ended 30th June 2006

	2006	2005
	HK$'000	*HK$'000*
Net cash from operating activities	**1,147,851**	18,305
Net cash used in investing activities	**(1,044,181)**	(87,566)
Net cash (used in)/from financing activities	**(10,421)**	1,178,430
Net increase in cash and bank balances	**93,249**	1,109,169
Change in exchange rates	**(22,363)**	242
Cash and bank balances at beginning of period	**5,068,214**	170,952
Cash and bank balances at end of period	**5,139,100**	1,280,363

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the six months ended 30th June 2006

	Share capital HK$'000	Other reserves HK$'000	Revenue reserve HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 31st December 2005	329,058	11,485,033	3,118,363	14,932,454	491,910	15,424,364
Changes in exchange rates	—	16,113	—	16,113	(87)	16,026
Fair value gains on cash flow hedges	—	2,325	—	2,325	—	2,325
Net income recognised directly in equity	—	18,438	—	18,438	(87)	18,351
Issue of shares upon exercise of share options	427	12,379	—	12,806	—	12,806
Fair value of share options	—	1,933	—	1,933	—	1,933
Acquisition of minority interests	—	—	—	—	(3,286)	(3,286)
Dividend paid to minority shareholders	—	—	—	—	(976)	(976)
Transfer of reserves	—	(412)	412	—	—	—
Loss for the period	—	—	(734,452)	(734,452)	(1,830)	(736,282)
	427	13,900	(734,040)	(719,713)	(6,092)	(725,805)
At 30th June 2006	**329,485**	**11,517,371**	**2,384,323**	**14,231,179**	**485,731**	**14,716,910**
At 31st December 2004	129,648	558,552	737,200	1,425,400	39,025	1,464,425
Changes in fair value of available-for-sale investments	—	(1,806)	—	(1,806)	—	(1,806)
Changes in exchange rates	—	—	244	244	—	244
Net income recognised directly in equity	—	(1,806)	244	(1,562)	—	(1,562)
Acquisition of subsidiaries	—	—	—	—	368	368
Issue of new shares	14,600	1,123,210	—	1,137,810	—	1,137,810
Issue of shares upon exercise of share options	139	532	—	671	—	671
Profit for the period	—	—	14,306	14,306	(1,849)	12,457
Dividends	—	—	(12,972)	(12,972)	—	(12,972)
	14,739	1,123,742	1,334	1,139,815	(1,481)	1,138,334
At 30th June 2005	144,387	1,680,488	738,778	2,563,653	37,544	2,601,197

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, derivative financial instruments and other investments, and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

Except as described below, the accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used and as described in the annual financial statements for the year ended 31st December 2005.

The Group adopted the following new standards, amendments to standards and interpretations of Hong Kong Financial Reporting Standards which become effective from 1st January 2006. The changes to the accounting policies of the Group and their effects are set out below.

(a) Investments in finance leases

Assets leased to third parties under agreements that transfer substantially all the risk and rewards incident to ownership of the relevant assets to the lessees are classified as investments in finance leases. The present value of the lease payments is recognised as a receivable in the balance sheet. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Gross earnings under finance leases are recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return on the net investment in the leases.

For the financial period ended 30 June 2006, Hong Kong (IFRIC) Interpretation ("HK(IFRIC)-Int") 4 "Determining whether an Arrangement contains a Lease" becomes effective, under which the Group has reassessed all the existing arrangements to determine whether they contain a lease based on the substance of the arrangement. As a result of this reassessment, the arrangements for certain plant and equipment and computer software constitute leases under HK(IFRIC)-Int 4. Accordingly, property, plant and equipment and intangible assets with net book amounts of HK$36,842,000 and HK$1,139,000, respectively, as at 31 December 2005 have been reclassified as investments in finance leases. The above change however does not have any impact to the results of the Group and therefore a prior year adjustment is not required.

(b) Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates derivatives as hedges of a particular risk associated with a recognised asset or liability or a highly probable forecast transaction (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The full fair value of hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedge item is more than twelve months, and as a current asset or liability, if the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONT'D)

(b) Derivative financial instruments and hedging activities (Cont'd)

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss statement.

Amounts accumulated in equity are recycled in the profit and loss statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

(c) Jointly controlled operations

Interests in unincorporated jointly controlled operations are accounted for using the proportionate consolidation method under which the share of individual assets and liabilities, income and expenses and cash flows of jointly controlled operations is included in the relevant components of the consolidated financial statements.

2. FINANCIAL RISK MANAGEMENT

All aspects of financial risk management objectives and policies of the Group are consistent with those disclosed in the financial statements for the year ended 31st December 2005.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

The estimates and assumptions applied in the preparation of the interim financial information are consistent with those used in the financial statements for the year ended 31st December 2005.

4. SEGMENT INFORMATION

The Group is principally engaged in the operation in casino games of chance or games of other forms, and the manufacture, sale and distribution of construction materials. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments.

Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, tax recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions. There are no sales or trading transaction between the business segments.

4. SEGMENT INFORMATION (CONT'D)

A summary of the business segments is set out as follows:

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30th June 2006				
Turnover	**741,148**	**565,173**	**—**	**1,306,321**
Operating profit/(loss)	**(543,245)**	**5,818**	**73,764**	**(463,663)**
Finance costs				**(288,786)**
Share of profits less losses of				
Jointly controlled entities	**—**	**17,112**	**—**	**17,112**
Associated companies	**—**	**504**	**—**	**504**
Loss before taxation				**(734,833)**
Taxation				**(1,449)**
Loss for the period				**(736,282)**
Capital expenditure	**1,216,141**	**36,410**	**3,912**	**1,256,463**
Depreciation	**6,189**	**42,715**	**451**	**49,355**
Amortisation	**495,497**	**19,458**	**—**	**514,955**
Impairment of property, plant and equipment	**—**	**1,294**	**—**	**1,294**
Impairment of available-for-sale financial assets	**—**	**—**	**4,237**	**4,237**
Six months ended 30th June 2005				
Turnover	—	539,572	—	539,572
Operating profit	—	4,465	4,833	9,298
Finance costs				(5,998)
Share of profits less losses of				
Jointly controlled entities	—	7,945	—	7,945
Associated companies	—	1,492	—	1,492
Profit before taxation				12,737
Taxation				(280)
Profit for the period				12,457
Capital expenditure	—	24,465	—	24,465
Depreciation	—	36,440	—	36,440
Amortisation	—	19,307	—	19,307

4. SEGMENT INFORMATION (CONT'D)

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
As at 30th June 2006				
Segment assets	**19,732,365**	**1,790,088**	**5,481,850**	**27,004,303**
Jointly controlled entities	**—**	**315,401**	**—**	**315,401**
Associated companies	**—**	**21,986**	**—**	**21,986**
Total assets				**27,341,690**
Segment liabilities	**2,590,943**	**559,883**	**9,473,954**	**12,624,780**
As at 31st December 2005				
Segment assets	18,808,799	1,842,757	5,435,587	26,087,143
Jointly controlled entities	—	279,432	—	279,432
Associated companies	—	21,346	—	21,346
Total assets				26,387,921
Segment liabilities	900,262	570,923	9,492,372	10,963,557

A summary of the geographical segments is set out as follows:

	Turnover HK$'000	Capital expenditure HK$'000	Total assets HK$'000
Six months ended 30th June 2006			**At 30th June 2006**
Hong Kong	**210,133**	**18,312**	**962,388**
Macau	**842,657**	**1,236,146**	**25,100,200**
Mainland China	**253,531**	**2,005**	**1,279,102**
	1,306,321	**1,256,463**	**27,341,690**
Six months ended 30th June 2005			At 31st December 2005
Hong Kong	235,831	6,579	1,078,696
Macau	—	—	24,094,083
Mainland China	303,741	17,886	1,215,142
	539,572	24,465	26,387,921

5. TURNOVER

	2006	2005
	HK$'000	*HK$'000*
Sales of construction materials	**565,173**	539,572
Revenues from gaming operations		
Net gaming wins	**662,871**	—
Contributions *(note a)*	**72,845**	—
Tips received	**5,432**	—
	1,306,321	539,572

(a) In respect of the operations of certain city club casinos (the "City Club Casinos"), the Group entered into agreements with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") under which the service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the City Club Casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenues attributable to the Group are determined by reference to various rates on the net gaming wins. After special gaming tax and funds to the Macau Government, the remaining net gaming wins and revenues from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

The Group considers recognising revenue from the City Club Casinos based on the agreed rates on the net gaming wins as appropriate after analysing the risks and rewards attributable to the Group. In addition, given the risks related to these leases and certain operating and administrative expenses are indemnified by the Service Providers, these expenses are not recognised as expenses of the Group as such.

The revenues and expenses related to the gaming operations of the City Club Casinos are summarised as follows:

	2006
	HK$'000
Net gaming wins	**1,404,995**
Tips received and other income	**12,920**
Interest income	**9,361**
	1,427,276
Operating expenses	
Special gaming tax and funds to the Macau Government	**(565,832)**
Commission and allowances to promoters	**(544,102)**
Staff costs	**(124,591)**
Administrative and others	**(39,667)**
	(1,274,192)
Contribution from gaming operations	**153,084**
Net entitlements of the Service Providers	**(80,239)**
Contributions attributable to the Group	**72,845**

6. OPERATING (LOSS)/PROFIT

	2006 *HK$'000*	2005 *HK$'000*
Operating (loss)/profit is stated after crediting:		
Rental income	**6,794**	6,759
Interest income		
Loan to a related company	**3,371**	—
Loans to jointly controlled entities	**1,101**	1,096
Bank deposits	**75,179**	4,853
Deferred receivable	**337**	383
Administrative fee	**4,794**	—
Realised gain on available-for-sale financial assets	**3,302**	—
Foreign exchange gain	**1,751**	—
Dividend income from unlisted investments	**—**	12,721
Fair value gain on listed investments	**—**	81
Write back of stock provision	**—**	1,332
Profit on disposal of property, plant and equipment	**—**	313
and after charging:		
Depreciation	**49,355**	36,440
Amortisation		
Quarry site development	**941**	932
Overburden removal costs	**7,938**	7,796
Gaming licence	**494,806**	—
Computer software	**269**	—
Quarry site improvements	**7,570**	7,560
Leasehold land and land use rights *(note)*	**3,431**	3,019
Operating lease rental		
Land and buildings	**8,917**	12,314
Plant and machinery	**1,779**	—
Royalty	**3,929**	2,792
Loss on disposal of property, plant and equipment	**17**	—
Impairment of available-for-sale financial assets	**4,237**	—
Cost of inventories sold	**517,967**	487,076

Note: Amortisation of leasehold land and land use rights is stated after amount capitalised in assets under construction of HK$58,162,000 (2005: nil).

7. FINANCE COSTS

	2006 HK$'000	2005 HK$'000
Interest expenses		
Bank loans and overdrafts	**15,036**	5,173
Fixed rate notes wholly repayable within five years	**72,200**	—
Guaranteed floating rate notes wholly repayable within five years	**101,799**	—
Guaranteed fixed rate notes not wholly repayable within five years	**133,675**	—
Obligations under finance leases wholly payable within five years	**28**	—
Other borrowing costs	**4,238**	825
	326,976	5,998
Amount capitalised in assets under construction	**(38,190)**	—
	288,786	5,998

8. TAXATION

	2006 HK$'000	2005 HK$'000
Current taxation		
Hong Kong profits tax	**—**	78
Mainland China profits tax	**934**	202
Macau Complimentary tax	**1,777**	—
Deferred taxation	**(1,262)**	—
	1,449	280

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the areas in which those profits arose.

Share of taxation of associated companies and jointly controlled entities for the six months ended 30th June 2006 are HK$250,000 (2005: HK$184,000) and HK$336,000 (2005: HK$274,000) respectively and are included in the profit and loss statement as share of profits less losses of associated companies and jointly controlled entities.

9. INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2006 (2005: nil).

10. (LOSS)/EARNINGS PER SHARE

The calculation of basic earnings per share is based on the loss attributable to shareholders of HK$734,452,000 (2005: profit of HK$14,306,000) and the weighted average number of 3,291,087,260 shares (2005: 1,345,913,125 shares) in issue during the period.

The diluted loss per share for 2006 is not presented since the exercise of the outstanding share options would not have a dilutive effect on the loss per share. The diluted earnings per share for 2005 was calculated based on the profit attributable to shareholders of HK$14,306,000 and the weighted average number of 1,345,913,125 shares in issue plus 18,178,485 potential shares arising from share options.

11. CAPITAL EXPENDITURE

For the six months ended 30th June 2006, the Group incurred HK$1,237 million (2005: HK$24.3 million) on property, plant and equipment, HK$4.7 million on intangible assets (2005: nil), HK$13.8 million (2005: nil) on leasehold land and land use rights and HK$0.9 million (2005: HK$0.3 million) on deferred expenditure. The Group has disposed of property, plant and equipment with a net book amount of HK$8.2 million (2005: HK$1.2 million).

12. OTHER NON-CURRENT ASSETS

	30th June 2006 *HK$'000*	31st December 2005 *HK$'000*
Deferred expenditure		
Overburden removal costs	**76,912**	83,920
Quarry site development	**11,633**	12,459
	88,545	96,379
Quarry site improvements	**107,930**	120,930
Deferred receivable	**7,928**	2,557
Restricted bank deposits	**264,021**	259,153
	468,424	479,019

13. DEBTORS AND PREPAYMENTS

	30th June 2006 *HK$'000*	31st December 2005 *HK$'000*
Trade debtors, net of provision	**487,854**	497,406
Amounts due from jointly controlled entities	**164,618**	190,266
Other receivables, net of provision	**250,846**	157,788
Prepayments	**104,173**	88,331
	1,007,491	933,791

13. DEBTORS AND PREPAYMENTS (CONT'D)

The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the trade debtors of the Group based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2006	31st December 2005
	HK$'000	*HK$'000*
Within one month	**102,699**	130,362
Two to three months	**153,973**	152,782
Four to six months	**50,249**	98,995
Over six months	**180,933**	115,267
	487,854	497,406

14. SHARE CAPITAL

	Ordinary shares of HK$0.10 each	*HK$'000*
Authorised:		
At 1st January 2005 and 30th June 2005	3,888,000,000	388,800
Addition	3,000,000,000	300,000
At 1st January 2006 and 30th June 2006	6,888,000,000	688,800
Issued and fully paid:		
At 1st January 2005	1,296,475,563	129,648
Exercise of share options	1,390,000	139
Issue of new shares	146,000,000	14,600
At 30th June 2005	1,443,865,563	144,387
At 1st January 2006	3,290,579,361	329,058
Exercise of share options	4,270,000	427
At 30th June 2006	**3,294,849,361**	**329,485**

14. SHARE CAPITAL (CONT'D)

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. During the period, no new options were granted (2005: nil) and options for 4,270,000 shares (2005: 1,390,000 shares) were exercised and options for 600,000 shares (2005: nil) were lapsed. At 30th June 2006, outstanding options granted under the scheme are as follows:

		Number of share options	
	Exercise price	**30th June**	31st December
Exercise period	*HK$*	**2006**	2005
Directors			
20th May 1999 to 19th May 2008	0.5333	**2,500,000**	2,500,000
30th December 2000 to 29th December 2009	0.5216	**3,400,000**	3,400,000
1st March 2004 to 28th February 2013	0.5140	**4,280,000**	4,280,000
22nd October 2005 to 21st October 2011	4.5900	**13,200,000**	13,200,000
22nd October 2006 to 21st October 2011	4.5900	**3,290,000**	3,290,000
Employees and others			
20th May 1999 to 19th May 2008	0.5333	**400,000**	700,000
30th December 2000 to 29th December 2009	0.5216	**228,000**	1,298,000
1st March 2004 to 28th February 2013	0.5140	**280,000**	580,000
22nd October 2005 to 21st October 2011	4.5900	**16,400,000**	19,400,000
22nd October 2006 to 21st October 2011	4.5900	**5,060,000**	5,260,000
		49,038,000	53,908,000

15. BORROWINGS

	30th June 2006	31st December 2005
	HK$'000	*HK$'000*
Bank loans		
Secured	**232,400**	232,400
Unsecured	**403,493**	244,000
	635,893	476,400
Other borrowings		
Fixed rate notes	**2,453,402**	2,584,188
Guaranteed notes	**4,506,643**	4,526,265
Bank loans and other borrowings	**7,595,938**	7,586,853
Obligations under finance leases	**208**	308
Total borrowings	**7,596,146**	7,587,161
Current portion included in current liabilities	**(511,001)**	(2,943,806)
	7,085,145	4,643,355

16. CREDITORS AND ACCRUALS

	30th June 2006 *HK$'000*	31st December 2005 *HK$'000*
Trade creditors	**1,011,448**	393,049
Other creditors	**346,420**	348,778
Chips issued	**1,138,580**	345,924
Amounts due to jointly controlled entities	**14,560**	14,397
Loan from minority interests	**85,080**	94,288
Accrued operating expenses	**316,368**	219,671
Deposits received	**3,978**	5,322
	2,916,434	1,421,429

The aging analysis of the trade creditors of the Group based on the dates of the invoices is as follows:

	30th June 2006 *HK$'000*	31st December 2005 *HK$'000*
Within one month	**788,489**	245,230
Two to three months	**136,285**	49,207
Four to six months	**35,386**	41,135
Over six months	**51,288**	57,477
	1,011,448	393,049

17. CAPITAL COMMITMENTS

	30th June 2006 *HK$'000*	31st December 2005 *HK$'000*
Contracted but not provided for	**2,106,201**	740,444
Authorised but not contracted for	**117,097**	2,741,982

18. POST BALANCE SHEET EVENT

On 11th August 2006, the Group acquired 80% of the equity interest in Tarmac Asphalt Hong Kong Limited ("Tarmac Asphalt") for a cash consideration of HK$87.4 million. Following the acquisition, the Group's interest in Tarmac Asphalt was increased from 20% to 100%. As a result, Tarmac Asphalt ceased to be an associated company and became a wholly owned subsidiary of the Group.

DISCLOSURE OF INTERESTS

DIRECTORS' INTERESTS IN SECURITIES AND SHARE OPTIONS

As at 30th June 2006, the interests of each director in the shares, underlying shares and debentures of the Company, and the details of any right to subscribe for shares of the Company and of the exercise of such rights, as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Rules Governing the Listing of Securities on the Stock Exchange, were as follows:

(a) Ordinary Shares (including underlying shares)

	Number of Shares					Percentage of Issued
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Share Capital
Lui Che Woo	17,187,632	2,181,518	80,693,238[(1)]	1,905,118,394[(2)]	2,005,180,782	60.86
Francis Lui Yiu Tung	11,498,896	—	436,753,661[(3)]	1,905,118,394[(2)]	2,353,370,951	71.43
Chan Kai Nang	380,000	—	—	—	380,000	0.01
Joseph Chee Ying Keung	2,720,000	—	—	—	2,720,000	0.08
William Lo Chi Chung	1,926,000	—	—	—	1,926,000	0.06
Paddy Tang Lui Wai Yu	8,939,722	—	—	1,905,118,394[(2)]	1,914,058,116	58.09
Charles Cheung Wai Bun	582,533	—	—	—	582,533	0.02
Moses Cheng Mo Chi	500,000	—	—	—	500,000	0.02
James Ross Ancell	250,000	—	—	—	250,000	0.01
William Yip Shue Lam	250,000	—	—	—	250,000	0.01

(b) Share Options

As at 30th June 2006, the particulars of the options held by each of the directors of the Company, the employees of the Company in aggregate and other participants granted under the existing Share Option Scheme of the Company or under any other share option schemes of the Company, were as follows:

		Number of Options					
Name	Date of grant	At 1st January 2006	Exercised during the period	Lapsed during the period	At 30th June 2006	Exercise price *(HK$)*	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	—	1,500,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	1,800,000	—	—	1,800,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	2,000,000	—	—	2,000,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	2,700,000	—	—	2,700,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	590,000	—	—	590,000	4.5900	22nd Oct 2006–21st Oct 2011
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	—	1,000,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	1,600,000	—	—	1,600,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	1,870,000	—	—	1,870,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	6,000,000	—	—	6,000,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	580,000	—	—	580,000	4.5900	22nd Oct 2006–21st Oct 2011
Chan Kai Nang	28th Feb 2003	110,000	—	—	110,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	270,000	—	—	270,000	4.5900	22nd Oct 2006–21st Oct 2011
Joseph Chee Ying Keung	21st Oct 2005	270,000	—	—	270,000	4.5900	22nd Oct 2006–21st Oct 2011

DIRECTORS' INTERESTS IN SECURITIES AND SHARE OPTIONS (CONT'D)

(b) Share Options (Cont'd)

Name	Date of grant	Number of Options: At 1st January 2006	Exercised during the period	Lapsed during the period	At 30th June 2006	Exercise price (HK$)	Exercise period
William Lo Chi Chung	21st Oct 2005	1,500,000	—	—	1,500,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	230,000	—	—	230,000	4.5900	22nd Oct 2006–21st Oct 2011
Paddy Tang Lui Wai Yu	21st Oct 2005	3,000,000	—	—	3,000,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	400,000	—	—	400,000	4.5900	22nd Oct 2006–21st Oct 2011
Charles Cheung Wai Bun	21st Oct 2005	250,000	—	—	250,000	4.5900	22nd Oct 2006–21st Oct 2011
Moses Cheng Mo Chi	28th Feb 2003	300,000	—	—	300,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	200,000	—	—	200,000	4.5900	22nd Oct 2006–21st Oct 2011
James Ross Ancell	21st Oct 2005	250,000	—	—	250,000	4.5900	22nd Oct 2006–21st Oct 2011
William Yip Shue Lam	21st Oct 2005	250,000	—	—	250,000	4.5900	22nd Oct 2006–21st Oct 2011
Employees	20th May 1998	400,000	—	—	400,000	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	228,000	—	—	228,000	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	280,000	—	—	280,000	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	15,900,000	2,600,000[a]	400,000	12,900,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	4,958,000	—	200,000	4,758,000	4.5900	22nd Oct 2006–21st Oct 2011
Others	20th May 1998	300,000	300,000[b]	—	—	0.5333	20th May 1999–19th May 2008
	30th Dec 1999	1,070,000	1,070,000[c]	—	—	0.5216	30th Dec 2000–29th Dec 2009
	28th Feb 2003	300,000	300,000[c]	—	—	0.5140	1st Mar 2004–28th Feb 2013
	21st Oct 2005	3,500,000	—	—	3,500,000	4.5900	22nd Oct 2005–21st Oct 2011
	21st Oct 2005	302,000	—	—	302,000	4.5900	22nd Oct 2006–21st Oct 2011

Notes:

a. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$6.77.

b. The closing price of the Company's shares immediately before the date on which the options were exercised during the period was HK$6.40.

c. The options were exercised on the same date and the closing price of the Company's shares immediately before the date on which the options were exercised during the period was HK$6.60.

Except for the 32,600,000 options granted on 21st October 2005 exercisable within the period from 22nd October 2005 to 21st October 2011 at an exercise price of HK$4.59 per share, all options referred to above are subject to a one-year vesting period.

No options were granted or cancelled during the period.

The consideration paid by each grantee for each grant of options is HK$1.00.

DIRECTORS' INTERESTS IN SECURITIES AND SHARE OPTIONS (CONT'D)

(c) Debentures

Name	Amount of Debentures		
	Corporate Interests *(HK$)*	Other Interests *(HK$)*	Total Interests *(HK$)*
Lui Che Woo	—	2,320,898,413[(4)]	2,320,898,413
Francis Lui Yiu Tung	50,906,654[(3)]	2,320,898,413[(4)]	2,371,805,067
Paddy Tang Lui Wai Yu	—	2,320,898,413[(4)]	2,320,898,413

Notes:

(1) 80,387,837 shares and 305,401 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both controlled by Dr. Lui Che Woo.

(2) Two discretionary family trusts both established by Dr. Lui Che Woo as founder were respectively interested in 1,267,165,313 shares and 22,969,034 shares in the Company. K. Wah International Holdings Limited ("KWIH"), a substantial shareholder of the Company listed on the Stock Exchange, was interested in 614,984,047 shares in the Company held by a wholly owned subsidiary of KWIH. KWIH was controlled by one of the said discretionary family trusts.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to have interest in those shares in the Company interested by the trusts and in those shares in the Company in which KWIH was interested as aforesaid.

(3) 111,138,039 shares and debentures of the Company in the amount of HK$50,906,654 were held by Recurrent Profits Limited controlled by Mr. Francis Lui Yiu Tung. 231,615,731 underlying shares of the Company were interested by Top Notch Opportunities Limited ("Top Notch"). 60,000,000 shares and 33,999,891 underlying shares in the Company were interested by Kentlake International Investments Limited ("Kentlake"). Both Top Notch and Kentlake were controlled by Mr. Francis Lui Yiu Tung.

(4) A discretionary family trust established by Dr. Lui Che Woo as founder was interested in debentures of the Company in the amount of HK$2,320,898,413. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect beneficiaries, are deemed to have interest in these debentures.

All the interests stated above represent long positions.

Save as disclosed above, as at 30th June 2006, none of the Directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 30th June 2006, the interests of every person (not being a director or chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

Name	Number of Shares (Long Position)	Percentage of Issued Share Capital	Number of Shares (Short Position)	Percentage of Issued Share Capital
Brightwealth Investments Limited	265,615,622	8.06	265,615,622	8.06
City Lion Profits Corp.	1,160,449,206	35.22	—	—
Davos Investment Holdings Private Limited	265,615,622	8.06	265,615,622	8.06
Guoco Group Limited	265,615,622	8.06	265,615,622	8.06
Guoline Capital Assets Limited	265,615,622	8.06	265,615,622	8.06
Guoline Overseas Limited	265,615,622	8.06	265,615,622	8.06
HL Holdings Sdn Bhd	265,615,622	8.06	265,615,622	8.06
Hong Leong Company (Malaysia) Berhad	265,615,622	8.06	265,615,622	8.06
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	8.06	265,615,622	8.06
HSBC International Trustee Limited	1,905,132,394 *(Note)*	57.82	—	—
Kwek Holdings Pte Ltd	265,615,622	8.06	265,615,622	8.06
Kwek Leng Kee	265,615,622	8.06	265,615,622	8.06
K. Wah International Holdings Limited	614,984,047	18.67	—	—
Pedro Ho On Chun	176,250,301	5.35	—	—
Quek Leng Chan	265,615,622	8.06	265,615,622	8.06
Top Notch Opportunities Limited	231,615,731	7.03	—	—

Note: HSBC International Trustee Limited is the trustee of the discretionary family trusts established by Dr. Lui Che Woo as founder, which are interested in 1,905,118,394 shares in the Company.

There was duplication of interest of:

(i) 1,905,118,394 shares and debentures of the Company in the amount of HK$2,320,898,413 between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. Among these shares,

 a. 614,984,047 shares were also interested by K. Wah International Holdings Limited;

 b. 1,160,449,206 shares were also interested by City Lion Profits Corp.;

(ii) 231,615,731 underlying shares in the Company between Mr. Francis Lui Yiu Tung and Top Notch Opportunities Limited;

(iii) 60,000,000 shares and 33,999,891 underlying shares in the Company between Mr. Francis Lui Yiu Tung and Mr. Pedro Ho On Chun;

(iv) 265,615,622 shares in the Company (both long and short positions) between Brightwealth Investments Limited, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd, Mr. Kwek Leng Kee and Mr. Quek Leng Chan.

Save as disclosed above, as at 30th June 2006, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the SFO.

OTHER INFORMATION

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June 2006. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares during the six months ended 30th June 2006.

AUDIT COMMITTEE

The Group's interim results for the six months ended 30th June 2006 have been reviewed by the Audit Committee of the Company and by the Company's Auditors, PricewaterhouseCoopers, in accordance with SAS700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. The Auditor's independent review report is included in this Interim Report 2006 to shareholders.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited as its code of conduct for securities transactions by Directors. The Company, having made specific enquiry of all Directors, confirms that our Directors have complied with the required standard set out in the Model Code and the Company's own code.

CORPORATE GOVERNANCE

Throughout the six months ended 30th June 2006, the Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules except for code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation every three years as a matter of actual practice and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation as their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company. The Remuneration Committee of the Company with appropriate composition and terms of reference was established on 27th January 2006.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 13th September 2006

銀河娛樂集團有限公司

Galaxy Entertainment Group Limited



2006

中期報告

(股份代號：27)

公司
簡介

自一九九一年上市後，銀河娛樂集團有限公司(香港上市股份代號0027)已在香港及中國內地奠定穩固的業務基礎。通過業務收購，我們一直以進取而審慎的策略擴展投資組合，以期為股東提供最佳投資回報。

於二零零五年七月收購澳門博彩及娛樂業務後，本集團首要經營目標是成為澳門博彩和娛樂事業的領先企業。旗下主要附屬公司銀河娛樂場股份有限公司擁有澳門特區政府發出的博彩批給，是目前獲澳門特區政府批准在澳門經營娛樂場的唯一三家公司之一。

本集團亦仍然保持作為香港及中國內地優質建材主要供應商的領先地位，並利用本集團的專業知識，掌澳門經濟的強勁增長，擴展當地業務。

目錄

公司資料

主席

呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc*

副主席

呂耀東

執行董事

陳啟能
徐應強
羅志聰
鄧呂慧瑜，*太平紳士*

非執行董事

張惠彬博士，*太平紳士**
鄭慕智，*GBS，OBE，太平紳士*
顏志宏*
葉樹林博士，LLD*

* *獨立非執行董事*

審核委員會

張惠彬博士，*太平紳士*
鄭慕智，*GBS，OBE，太平紳士*
顏志宏

薪酬委員會

呂耀東
張惠彬博士，*太平紳士*
葉樹林博士，*LLD*

公司秘書

陳麗潔

合資格會計師

張永康

核數師

羅兵咸永道會計師事務所

註冊辦事處

香港中環夏慤道10號
和記大廈十六樓一六零六室

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二室至一七一六室

美國預託證券存管處

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網頁地址

http://www.galaxyentertainment.com

股份上市

香港聯合交易所有限公司（「聯交所」）

股份編號

聯交所	:	27
彭博資訊	:	27 HK
路透社	:	0027.HK
美國預託證券	:	GXYEY

投資者關係聯絡

如有查詢歡迎聯絡：
投資關係部
電話：(852) 3150 1111
傳真：(852) 3150 1100
電郵：ir@galaxyentertainment.com

業績摘要

中期業績

銀河娛樂集團有限公司(「本公司」)董事宣佈，本公司及其附屬公司(統稱為「本集團」)截至二零零六年六月三十日止六個月之未經審核綜合業績如下：

本集團截至二零零六年六月三十日止六個月之營業額為港幣1,306,321,000元，較去年同期增加港幣766,749,000元。

本集團截至二零零六年六月三十日止六個月之股東應佔虧損為港幣734,452,000元，較去年同期減少港幣748,758,000元。

自二零零五年七月收購銀河娛樂場股份有限公司(「銀河」)附有97.9%經濟權益之88.1%有投票權股份後，博彩及娛樂成為本集團之主要業務，該分部在二零零六年六月三十日止六個月期間，為本集團帶來港幣741,148,000元之營業額進賬。截至二零零六年六月三十日止六個月期間，本集團之股東應佔虧損已計入因於二零零五年七月收購銀河而產生的博彩牌照攤銷港幣494,806,000元。

中期股息

董事會議決於截至二零零六年六月三十日止六個月不宣派任何中期股息(二零零五年：無)。

管理層討論及分析

業務回顧

截至二零零六年六月三十日止六個月，本集團之營業額及股東應佔虧損分別為港幣1,306,000,000元及港幣734,000,000元，去年同期則為港幣540,000,000元及溢利港幣14,000,000元。截至二零零六年六月三十日止六個月的股東應佔虧損包括因於二零零五年七月收購銀河的88.1%有投票權股份（附有97.9%經濟權益）而產生的博彩牌照攤銷港幣495,000,000元，並已扣除開業前支出港幣87,000,000元。在上述收購後，博彩及娛樂成為本集團之主要業務，該業務部門在二零零六年六月三十日止六個月為本集團帶來營業額港幣741,000,000元。 董事會已議決不派付截至二零零六年六月三十日止六個月之任何中期股息。

本集團二零零六年六月三十日止六個月的分部營運業績分析如下：

	博彩及娛樂 *港幣百萬元*	建築材料 *港幣百萬元*	未分配 *港幣百萬元*	二零零六年 *港幣百萬元*	二零零五年 *港幣百萬元*
本公司及附屬公司：					
經營溢利／(虧損)	(543)	6	74	(463)	9
共同控制實體及聯營公司：					
應佔除稅前溢利減虧損	—	18	—	18	10
折舊及攤銷	502	62	—	564	56
非經常項目	87	—	(20)	67	—
EBITDA(不包括非經常項目)	46	86	54	186	75

博彩及娛樂業務部門

概覽

於二零零六年上半年，澳門博彩市場持續錄得另一雙位數字的增長期。二零零六年上半年澳門之博彩收益淨額與去年同期的港幣24,000,000,000元相比增長14%。銀河城市俱樂部娛樂場的總博彩收益淨額於二零零六年上半年增長15%至港幣2,300,000,000元，市場佔有率達9%。

於二零零六年上半年，銀河額外開設三間新的城市俱樂部娛樂場，並繼續發展星際酒店及路氹城大型娛樂渡假中心。銀河的博彩收益淨額及市場佔有率分別由二零零六年首季的港幣840,000,000元及7%，增加至二零零六年第二季的港幣1,437,000,000元及12%。於二零零六年首六個月內，銀河每張博彩桌的每日平均收益為港幣81,000元，而每張貴賓桌及中場博彩桌的每日平均收益則分別為港幣203,000元及港幣21,000元。

金都娛樂場於二零零六年五月底試業後，銀河自二零零六年六月開始合共經營四間城市俱樂部娛樂場。於二零零六年六月，銀河的博彩收益淨額為港幣737,000,000元，市場佔有率達19%。銀河於二零零六年七月及二零零六年八月的博彩收益淨額分別攀升至港幣816,000,000元（市場佔有率達19%）及港幣894,000,000元（市場佔有率達20%）。

經扣除澳門辦事處的開支港幣52,000,000元後，但未扣除有關發展星際酒店、路氹城大型娛樂渡假中心及全新城市俱樂部娛樂場的開業前開支港幣87,000,000元前，此業務部門於二零零六年上半年錄得港幣46,000,000元的 EBITDA。

星際酒店

星際酒店是銀河首間集娛樂場及酒店於一身的旗艦娛樂設施，建造工程經已完成並即將隆重開業。總項目成本約為港幣2,950,000,000元，包括提升裝置及額外博彩設備的所有成本。星際酒店的設計及裝潢特別配合不斷上升及來自大中華地區的遊客的品味及喜好。隨著星際酒店的開幕，銀河晉必取得更凌厲的增長。星際酒店外觀壯麗的燈飾將劃破澳門長空，保證成為澳門所有遊客不容錯過的娛樂場。

星際酒店座落於澳門市中心，且位於澳門博彩娛樂場的心臟地帶。鑒於星際酒店本身獨特的弧形酒店設計，故所有500間酒店客房皆擁全海景色。

星際酒店所具備的設施包括佔地16,500平方米的博彩場地、290張博彩桌、371台角子機、500間酒店客房、極盡奢華的蒸氣浴及水療設施、各類供應亞洲和中國美食的高級著名食府及多姿多彩的夜總會。我們深信，星際酒店將以切合亞洲旅客的口味及提供多種價格的選擇為客戶提供世界級的服務。

銀河路氹城大型娛樂渡假中心

銀河旗下的路氹城大型娛樂渡假中心之發展工程進展順利，首階段發展項目預期於二零零八年開業。此項發展項目包括1,500間酒店客房以及佔地25,000平方米的博彩場地，其中配備600張博彩桌及1,000台角子機。其他設施包括各式各樣的水療、蒸氣浴及休閒設施、滙集超過20家食府的亞洲美食天堂、一眾精選的專賣商店及各類水上娛樂設施。

二零一二年擴充後，銀河旗下的路氹城大型娛樂渡假中心將包括六至八座不同的星級酒店，酒店客房數目達12,000間、博彩桌1,500張、角子機3,000台，並設有不少高檔零售商店以及多功能會議設施。

銀河路氹城的發展地盤佔地4,700,000平方呎，躋身澳門最大發展地盤之列。如此龐大的土地為銀河帶來靈活性，及能把握不斷湧現的商機繼續發展及擴充。作為全球最大的博彩娛樂市場，澳門的博彩收入將按全球最凌厲的增長率飆升。

銀河城市俱樂部娛樂場

於過去六個月，銀河城市俱樂部娛樂場的增長顯著。期內增設的三間新的城市俱樂部娛樂場經已開業。乘著利澳娛樂場於二月底開業，總統娛樂場於四月底開業和金都娛樂場於五月底試業後，銀河的博彩桌已由63張增至396張，而角子機則由75台增至559台。

自二零零六年上半年以來，城市俱樂部娛樂場的業務持續增長。三間全新的城市俱樂部娛樂場連同銀河原有的城市俱樂部娛樂場華都娛樂場已將銀河六月份的市場佔有率成功提升至19%。

建築材料業務部門

概覽

期內建築材料業的經營環境競爭仍然劇烈。儘管環境惡劣，該部門仍然保持與去年相若的營業額，並透過節省成本機會以增加本集團競爭力，進一步提升溢利率。

香港及澳門之建築材料業務

於二零零六年八月，本集團成功收購泰瑪士柏油香港有限公司(「泰瑪士」)80%權益，成為本集團的全資附屬公司。該收購使本集團可增加持有泰瑪士的股權及控制權，並且擴大本集團建築材料業務的盈利基礎。

期內澳門市場持續蓬勃發展。該部門去年成立的澳門業務錄得令人滿意的業績，而該部門正考慮進一步擴展該業務以迎合當地日益增長的市場需求。

中國內地之建築材料業務

該部門與策略性夥伴在內地成立之多個合營企業生產及銷售礦渣微粉已證實非常成功。期內所有礦渣微粉合營企業為該部門提供令人滿意的溢利貢獻。該部門亦正進一步擴展這些合營企業的生產設施，並預期本集團將成為全國主要礦渣微粉生產商之一。

該部門於昆明的水泥業務合營企業持續為該部門提供理想的溢利貢獻。當地市場對優質建築材料的需求殷切。本集團與昆明鋼鐵集團的合營企業將為本集團在不久的將來進軍內地西部地區的高增長市場提供發展優勢。

流動資金及財務資源

本集團之財務狀況於期內繼續保持強健。本集團於二零零六年六月三十日之股東權益為港幣14,231,000,000元，較二零零五年十二月三十一日之結餘港幣14,932,000,000元下跌約5%。本集團之總資產則增至港幣 27,342,000,000元，於二零零五年十二月三十一日則為港幣26,388,000,000元。

本集團之現金狀況繼續保持充裕。集團在二零零六年六月三十日之現金及銀行結餘總額為港幣5,139,000,000元，二零零五年十二月三十一日則為港幣5,068,000,000元。

於二零零六年六月三十日，本集團的總債務為港幣7,596,000,000元，於二零零五年十二月三十一日則為港幣7,587,000,000元。本集團的總債務主要包括銀行貸款、定息票據、擔保票據及其他債務責任，大多以港幣及美元為單位。本集團對借貸密切監控，以確保順利償還款項直至到期日為止。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源應付承擔、營運資金需求及未來資產收購。

負債比率

負債比率定義為未償還之總借款金額扣除現金結餘與總資產(不包括現金結餘)相比，本集團於二零零六年六月三十日之負債比率處於11%之滿意水平，於二零零五年十二月三十一日則為12%。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港幣、美元或以營運附屬公司之當地貨幣為主，故此，外滙風險維持在極低水平。本集團所有借貸以港幣、美元或人民幣為基礎，並在時機合適及認為適當之情況下，利用外幣遠期合約對沖外滙風險。考慮到本集團的庫務管理業務之需要，本集團已進行使用貨幣掉期交易以配對本集團的負債與收入。

集團資產之抵押

賬面淨值港幣219,000,000元（二零零五年十二月三十一日：港幣221,000,000元）之土地及港幣264,000,000元（二零零五年十二月三十一日：港幣259,000,000元）之銀行存款已經抵押以取得銀行融資。

或然負債

本公司已就附屬公司獲授融資，以銀行為受益人簽立擔保，合共港幣214,000,000元（二零零五年十二月三十一日：港幣262,000,000元），已動用之融資額為港幣162,000,000元（二零零五年十二月三十一日：港幣124,000,000元）。

僱員及薪酬政策

於二零零六年六月三十日，本集團在香港、澳門及中國內地僱員總人數約8,000人（不包括聯營公司及共同控制實體）。僱員開支合共港幣284,000,000元（不包括董事酬金）。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本集團亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，本集團亦參照澳門及內地市場的薪酬福利水平，釐定員工的薪酬福利，並著重提供員工培訓及發展的機會。

核數師之獨立審閱報告

致銀河娛樂集團有限公司
(在香港註冊成立之有限公司)
董事會

引言

本會計師已按　貴公司指示，審閱第9至23頁所載的中期財務資料。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務資料的編製須符合香港會計師公會頒佈的香港會計準則第34號「中期財務報告」及其相關規定。董事須對中期財務資料負責，而有關資料亦已經董事會批准。

本會計師之責任是根據審閱之結果，對中期財務資料出具獨立結論，僅向整體董事會報告，除此之外本報告別無其他目的。本會計師不會就本報告之內容向任何其他人士負上或承擔任何責任。

已執行之審閱工作

本會計師已按照香港會計師公會所頒佈之核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向管理層作出查詢，及對中期財務資料進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本會計師不會對中期財務資料發表審計意見。

審閱結論

按照本會計師審閱的結果，但此審閱並不作為審計之一部份，本會計師並無發現任何須在截至二零零六年六月三十日止六個月之中期財務資料作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零六年九月十三日

綜合損益表(未經審核)

截至二零零六年六月三十日止六個月

	附註	二零零六年 港幣千元	二零零五年 港幣千元
營業額	4及5	**1,306,321**	539,572
銷售成本		**(1,207,448)**	(530,800)
毛利		**98,873**	8,772
其他營運收入		**135,825**	31,446
行政費用		**(193,439)**	(30,386)
其他營運費用		**(504,922)**	(534)
經營(虧損)/溢利	4及6	**(463,663)**	9,298
財務費用	7	**(288,786)**	(5,998)
應佔溢利減虧損			
共同控制實體		**17,112**	7,945
聯營公司		**504**	1,492
除稅前(虧損)/溢利		**(734,833)**	12,737
稅項	8	**(1,449)**	(280)
本期(虧損)/溢利		**(736,282)**	12,457
以下人士應佔:			
股東		**(734,452)**	14,306
少數股東權益		**(1,830)**	(1,849)
		(736,282)	12,457
中期股息	9	**—**	—
		港仙	港仙
每股(虧損)/盈利	10		
基本		**(22.3)**	1.1
攤薄		**N/A**	1.1

綜合資產負債表(未經審核)

二零零六年六月三十日

	附註	二零零六年 六月三十日 港幣千元	重列 二零零五年 十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備		**2,380,119**	1,187,663
投資物業		**63,000**	63,000
租賃土地和土地使用權		**1,590,879**	1,638,620
無形資產		**16,002,906**	16,493,230
共同控制實體		**315,401**	279,432
聯營公司		**21,986**	21,346
非流動投資		**211,119**	66,101
衍生金融工具		**2,325**	—
遞延税項資產		**1,262**	—
其他非流動資產	12	**468,424**	479,019
		21,057,421	20,228,411
流動資產			
存貨		**97,763**	86,971
應收賬款及預付款	13	**1,007,491**	933,791
可收回税項		**848**	1,039
其他投資		**39,067**	69,495
現金和銀行結餘		**5,139,100**	5,068,214
		6,284,269	6,159,510
總資產		**27,341,690**	26,387,921
權益			
股本	14	**329,485**	329,058
儲備		**13,901,694**	14,603,396
股東權益		**14,231,179**	14,932,454
少數股東權益		**485,731**	491,910
總權益		**14,716,910**	15,424,364
負債			
非流動負債			
借貸	15	**7,085,145**	4,643,355
遞延税項負債		**1,778,531**	1,778,531
撥備		**150,350**	144,360
其他非流動負債		**180,185**	30,618
		9,194,211	6,596,864
流動負債			
應付賬款及應計費用	16	**2,916,434**	1,421,429
借貸之現期部分	15	**511,001**	2,943,806
應付税項		**3,134**	1,458
		3,430,569	4,366,693
負債總額		**12,624,780**	10,963,557
總權益及負債		**27,341,690**	26,387,921

綜合現金流量表(未經審核)

截至二零零六年六月三十日止六個月

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
經營業務之現金所得淨額	**1,147,851**	18,305
投資業務之現金使用淨額	**(1,044,181)**	(87,566)
融資活動之現金(使用)/所得淨額	**(10,421)**	1,178,430
現金及銀行結餘增加淨額	**93,249**	1,109,169
滙率變動	**(22,363)**	242
於期初之現金及銀行結餘	**5,068,214**	170,952
於期末之現金及銀行結餘	**5,139,100**	1,280,363

綜合權益變動表(未經審核)

截至二零零六年六月三十日止六個月

	股本 港幣千元	其他儲備 港幣千元	盈餘儲備 港幣千元	股東權益 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零五年十二月三十一日	**329,058**	**11,485,033**	**3,118,363**	**14,932,454**	**491,910**	**15,424,364**
滙率變動	—	**16,113**	—	**16,113**	**(87)**	**16,026**
現金流量對沖衍生工具之公平價值改變	—	**2,325**	—	**2,325**	—	**2,325**
於權益內直接確認的淨收入	—	**18,438**	—	**18,438**	**(87)**	**18,351**
行使認股權發行新股份	**427**	**12,379**	—	**12,806**	—	**12,806**
認股權公平值	—	**1,933**	—	**1,933**	—	**1,933**
收購少數股東權益	—	—	—	—	**(3,286)**	**(3,286)**
向少數股東支付股息	—	—	—	—	**(976)**	**(976)**
儲備轉往	—	**(412)**	**412**	—	—	—
本期虧損	—	—	**(734,452)**	**(734,452)**	**(1,830)**	**(736,282)**
	427	**13,900**	**(734,040)**	**(719,713)**	**(6,092)**	**(725,805)**
於二零零六年六月三十日	**329,485**	**11,517,371**	**2,384,323**	**14,231,179**	**485,731**	**14,716,910**
於二零零四年十二月三十一日	129,648	558,552	737,200	1,425,400	39,025	1,464,425
可供出售投資之公平價值改變	—	(1,806)	—	(1,806)	—	(1,806)
滙率變動	—	—	244	244	—	244
於權益內直接確認的淨收入	—	(1,806)	244	(1,562)	—	(1,562)
收購附屬公司	—	—	—	—	368	368
發行新股份	14,600	1,123,210	—	1,137,810	—	1,137,810
行使認股權發行新股份	139	532	—	671	—	671
本期溢利	—	—	14,306	14,306	(1,849)	12,457
股息	—	—	(12,972)	(12,972)	—	(12,972)
	14,739	1,123,742	1,334	1,139,815	(1,481)	1,138,334
於二零零五年六月三十日	144,387	1,680,488	738,778	2,563,653	37,544	2,601,197

1. 編製基準及會計政策

中期財務資料乃採用歷史成本會計法，並對若干可出售財務資產、衍生金融工具及其他投資(按公平值列值)之重估作出修訂，及按照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」呈列。

除載於下文，編製中期財務資料所用之會計政策，與截至二零零五年十二月三十一日止年度之財務報表所用者貫徹一致。

本集團採納以下自二零零六年一月一日或以後開始生效之新訂或經修訂香港財務報告準則、香港會計準則及詮釋。本集團會計政策之變動及採納此等新政策之影響載於下文。

(a) 融資租賃投資

如本集團持有租賃資產擁有權的差不多所有風險及回報，分類為融資租賃。融資租賃在租賃開始時按租賃物業之公平值及最低租賃付款現值兩者之較低者入賬。每項租金均分攤為負債及財務開支，使財務費用佔融資結欠額之常數比率。相應租賃責任在扣除財務開支後計入流動及非流動貸款內。財務費用的利息部份於租約期內在損益表確認，使財務費用與每個期間的負債餘額之比為常數定期利率。根據融資租賃取得的投資物業按公平值列賬。

二零零六年六月三十日止六個月期間，國際財務報告詮釋委員會／香港(國際財務報告詮釋委員會)— 詮釋4「釐定一項安排是否包含租賃」開始生效。本集團已檢討其合約。若干機器、設備及電腦軟件之合約需要根據國際財務報告詮釋委員會／香港(國際財務報告詮釋委員會)— 詮釋4入賬為租賃。因此，於二零零五年十二月三十一日賬面淨值為港幣36,842,000元之機器及設備和港幣1,139,000元之無形資產已重列為融資租賃投資。然而此等變動對本集團之業績並無影響，因此無須作出上年度調整。

(b) 衍生金融工具及對沖交易

衍生工具初步按於衍生工具合約訂立日之公平值確認，其後按公平值重新計量。確認所產生之收益或損失的方法取決於該衍生工具是否指定作對沖工具，如指定為對沖工具，則其所對沖項目之性質。本集團指定若干衍生工具作為：對沖已確認資產或負債或一項確定承擔之公平值(公平值對沖)；或對沖非常可能的預測交易(現金流量對沖)。

本集團於訂立交易時就對沖工具與對沖項目之關係，以至其風險管理目標及執行多項對沖交易之策略作檔記錄。本集團亦於訂立對沖交易時和按持續經營基準，記錄其對於該等用於對沖交易之衍生工具，是否高度有效地抵銷對沖項目公平值或現金流量變動的評估。

作對沖用途的各項衍生工具(按公平值計算)將計入非流動資產或負債若對沖項目剩餘到期日是超過十二個月。若對沖項目之剩餘到期日是少於十二個月，將計入流動資產或負債。可供出售的衍生金融工具將計入流動資產或負債。

1. 編製基準及會計政策(續)

(b) 衍生金融工具及對沖交易(續)

被指定並符合資格作為現金流量對沖之衍生工具之公平值變動的有效部份於權益中確認。與無效部份有關的盈虧即時在損益表確認。

在權益累計的金額當被對沖項目將影響盈利或虧損時於損益表中確認。然而,當被對沖的預測交易導致一項非財務資產或負債的確認,之前在權益中遞延入賬的收益和損失自權益中撥出,並列入該資產或負債成本的初步計量中。

(c) 共同控制業務

本集團在共同控制實體的權益按比例綜合法入賬,並將其應佔各合營企業的個別資產和負債、收入和費用、以及現金流量,分別按本集團財務報表中相類似的項目以線對線基準合併。

2. 財務風險管理

本集團對於財務風險管理之政策及原則與截至二零零五年十二月三十一日止年度之財務報表所披露貫徹一致。

3. 關鍵會計估算及判斷

本集團根據以往經驗及其他因素,包括預期日期後在合理情況下相信會出現之事件,對所作之會計估算和判斷持續進行評估。所得出之會計估算難免偏離實際相關業績。

編製本中期財務資料過程中所作之會計估算及判斷與截至二零零五年十二月三十一日止年度之財務報表所用者貫徹一致。

4. 分部資料

本集團主要從事娛樂場幸運博彩或其他方式的博彩,以及建築材料製造、銷售及分銷業務。根據本集團內部財務報告及經營業務,主要分部報告以業務分部呈列,而地區分部為次要分部。

分部資產主要包括物業,機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款,主要不包括投資、衍生金融工具、可收回税項及現金和銀行結餘。分部負債主要包括應付賬款、應計費用及撥備。而業務分部之間沒有任何銷售或貿易交易。

4. 分部資料(續)

業務分部資料概述如下：

	博彩及娛樂 *港幣千元*	建築材料 *港幣千元*	未分配 *港幣千元*	總計 *港幣千元*
截至二零零六年六月三十日止六個月				
營業額	**741,148**	**565,173**	**—**	**1,306,321**
經營溢利／(虧損)	**(543,245)**	**5,818**	**73,764**	**(463,663)**
財務費用				**(288,786)**
應佔溢利減虧損				
共同控制實體	**—**	**17,112**	**—**	**17,112**
聯營公司	**—**	**504**	**—**	**504**
除稅前虧損				**(734,833)**
稅項				**(1,449)**
本期虧損				**(736,282)**
資本開支	**1,216,141**	**36,410**	**3,912**	**1,256,463**
折舊	**6,189**	**42,715**	**451**	**49,355**
攤銷	**495,497**	**19,458**	**—**	**514,955**
物業、機器及設備減值	**—**	**1,294**	**—**	**1,294**
可供出售財務資產減值	**—**	**—**	**4,237**	**4,237**
截至二零零五年六月三十日止六個月				
營業額	—	539,572	—	539,572
經營溢利	—	4,465	4,833	9,298
財務費用				(5,998)
應佔溢利減虧損				
共同控制實體	—	7,945	—	7,945
聯營公司	—	1,492	—	1,492
除稅前溢利				12,737
稅項				(280)
本期溢利				12,457
資本開支	—	24,465	—	24,465
折舊	—	36,440	—	36,440
攤銷	—	19,307	—	19,307

4. 分部資料(續)

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	總計 港幣千元
於二零零六年六月三十日				
分部資產	**19,732,365**	**1,790,088**	**5,481,850**	**27,004,303**
共同控制實體	—	**315,401**	—	**315,401**
聯營公司	—	**21,986**	—	**21,986**
總資產				**27,341,690**
分部負債	**2,590,943**	**559,883**	**9,473,954**	**12,624,780**
於二零零五年十二月三十一日				
分部資產	18,808,799	1,842,757	5,435,587	26,087,143
共同控制實體	—	279,432	—	279,432
聯營公司	—	21,346	—	21,346
總資產				26,387,921
分部負債	900,262	570,923	9,492,372	10,963,557

按地區分佈之分析如下：

	營業額 港幣千元	資本開支 港幣千元	總資產 港幣千元
			於二零零六年
截至二零零六年六月三十日止六個月			**六月三十日**
香港	**210,133**	**18,312**	**962,388**
澳門	**842,657**	**1,236,146**	**25,100,200**
中國內地	**253,531**	**2,005**	**1,279,102**
	1,306,321	**1,256,463**	**27,341,690**
			於二零零五年
截至二零零五年六月三十日止六個月			十二月三十一日
香港	235,831	6,579	1,078,696
澳門	—	—	24,094,083
中國內地	303,741	17,886	1,215,142
	539,572	24,465	26,387,921

5. 營業額

	二零零六年 港幣千元	二零零五年 港幣千元
建築材料銷售	**565,173**	539,572
來自博彩經營業務的收入		
博彩收益淨額	**662,871**	—
博彩經營業務的貢獻(*附註a*)	**72,845**	—
所收小費	**5,432**	—
	1,306,321	539,572

(a) 本集團現時經營的某些城市俱樂部娛樂場(「城市俱樂部娛樂場」),就此與若干人士訂立協議,協議年期相等於與澳門特別行政區政府(「澳門政府」)訂立的批給協議的年期。根據協議,服務供應商已承諾為某些城市俱樂部娛樂場提供穩定客源。服務供應商亦同意就訂立之租約產生之絕大部分風險向本集團提供彌償,並保證銀河會支付若干營運及行政費用。本集團所得收益乃經參考博彩收益淨額按不同比率釐定。扣除向澳門政府支付之特別博彩稅及基金款項後,其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用之金額歸服務供應商所有。

本集團經分析所有風險及回報後對用博彩收益淨額按不同比率釐定來確認城市俱樂部娛樂場之收益為適當。另外,服務供應商就訂立之租約產生之絕大部分風險及若干營運及行政費用向本集團提供彌償,這些費用並沒有計入本集團之費用內。

城市俱樂部娛樂場來自博彩經營業務的收支資料如下:

	二零零六年 港幣千元
博彩收益淨額	**1,404,995**
所收小費及其他收入	**12,920**
利息收入	**9,361**
	1,427,276
營運費用	
向澳門政府支付的特別博彩稅及基金	**(565,832)**
中介人的佣金及津貼	**(544,102)**
員工成本	**(124,591)**
其他營運及行政費用	**(39,667)**
	(1,274,192)
博彩經營業務的貢獻	**153,084**
服務供應商的酬金淨額	**(80,239)**
本集團應佔來自博彩經營業務的貢獻	**72,845**

6. 經營(虧損)／溢利

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
經營(虧損)／溢利已計入：		
租金收入	**6,794**	6,759
利息收入		
借款予關連公司	**3,371**	—
借款予共同控制實體	**1,101**	1,096
銀行存款	**75,179**	4,853
遞延應收款	**337**	383
行政收入	**4,794**	—
出售可供出售財務資產所得收益	**3,302**	—
滙兌收益	**1,751**	—
非上市投資股息收入	**—**	12,721
上市投資公平值變動	**—**	81
撥回存貨撥備	**—**	1,332
出售物業、機器及設備所得收益	**—**	313
及已扣除：		
折舊	**49,355**	36,440
攤銷		
發展石礦場	**941**	932
清除表土費用	**7,938**	7,796
博彩牌照	**494,806**	—
電腦軟件	**269**	—
改善石礦場	**7,570**	7,560
租賃土地和土地使用權 *(附註)*	**3,431**	3,019
經營租賃租金		
土地及樓房	**8,917**	12,314
廠場機器	**1,779**	—
專利費	**3,929**	2,792
出售物業、機器及設備之虧損	**17**	—
可供出售財務資產減值	**4,237**	—
已售存貨成本	**517,967**	487,076

附註：租賃土地和土地使用權之攤銷乃扣除在建資產之資本化金額為數港幣 58,162,000元(二零零五年：無)後列值。

7. 財務費用

	二零零六年 港幣千元	二零零五年 港幣千元
利息費用		
銀行貸款及透支	**15,036**	5,173
須於五年內全數償還之定息票據	**72,200**	—
須於五年內全數償還之有擔保浮息票據	**101,799**	—
無須於五年內全數償還之有擔保定息票據	**133,675**	—
須於五年內全數償還之融資租賃承擔	**28**	—
其他借款成本	**4,238**	825
	326,976	5,998
在建資產資本化金額	**(38,190)**	—
	288,786	5,998

8. 税項

	二零零六年 港幣千元	二零零五年 港幣千元
當期所得税		
香港利得税	—	78
中國內地所得税	**934**	202
澳門所得補充税	**1,777**	—
遞延所得税	**(1,262)**	—
	1,449	280

香港利得税乃按照本期估計應課税溢利依17.5%(二零零五年：17.5%)税率提撥。香港以外地區税項乃按有關地區之現行税率就當地產生之應課税溢利提撥。

截至二零零六年六月三十日止六個月，應佔聯營公司及共同控制實體之税項分別為港幣250,000元(二零零五年：港幣184,000元)及港幣336,000元(二零零五年：港幣274,000元)，已於損益表內應佔聯營公司及共同控制實體之溢利減虧損記錄入賬。

9. 中期股息

董事會決議於截至二零零六年六月三十日止六個月不宣派任何中期股息(二零零五年：無)。

10. 每股(虧損)／盈利

計算本六個月每股基本盈利乃根據股東應佔虧損港幣734,452,000元(二零零五年：溢利港幣14,306,000元)及期內已發行股份3,291,087,260股(二零零五年：1,345,913,125股)之加權平均數計算。

二零零六每股攤薄盈利並無呈列，因尚未行使之認股權並沒有對每股虧損有任何攤薄之影響。計算二零零五年每股攤薄盈利乃根據股東應佔溢利港幣14,306,000元及期內已發行股份1,345,913,125股及具攤薄作用之潛在普通股18,178,485股認股權之加權平均數計算。

11. 資本支出

截至二零零六年六月三十日止六個月，本集團就物業、機器及設備支出港幣1,237,000,000元(二零零五年：港幣24,300,000元)、無形資產支出港幣4,700,000元(二零零五年：無)，租賃土地和土地使用權支出港幣13,800,000元(二零零五年：無)及遞延開支港幣900,000元(二零零五年：港幣300,000元)。本集團出售物業、機器及設備的賬面淨值則為港幣8,200,000元(二零零五年：港幣1,200,000元)。

12. 其他非流動資產

	二零零六年 六月三十日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*
遞延支出		
清除表土費用	**76,912**	83,920
石礦場發展費用	**11,633**	12,459
	88,545	96,379
石礦場改善費用	**107,930**	120,930
遞延應收賬款	**7,928**	2,557
受限制銀行存款	**264,021**	259,153
	468,424	479,019

13. 應收賬款及預付款

	二零零六年 六月三十日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*
應收貿易賬款扣除撥備	**487,854**	497,406
應收共同控制實體款項	**164,618**	190,266
其他應收款扣除撥備	**250,846**	157,788
預付款	**104,173**	88,331
	1,007,491	933,791

13. 應收賬款及預付款(續)

本集團根據當地有關行業之標準制定信貸政策。本集團給予香港及澳門客戶之信用期限一般介乎30天至60天，而給予中國內地客戶則介乎120天至180天。此政策由管理層作定期檢討。

本集團之應收貿易賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零六年六月三十日	二零零五年十二月三十一日
	港幣千元	*港幣千元*
一個月內	**102,699**	130,362
二至三個月	**153,973**	152,782
四至六個月	**50,249**	98,995
六個月以上	**180,933**	115,267
	487,854	497,406

14. 股本

	普通股每股面值港幣0.1元股份數目	*港幣千元*
法定股本：		
於二零零五年一月一日及於二零零五年六月三十日	3,888,000,000	388,800
增加	3,000,000,000	300,000
於二零零六年一月一日及於二零零六年六月三十日	6,888,000,000	688,800
已發行及繳足股本：		
於二零零五年一月一日	1,296,475,563	129,648
行使認股權	1,390,000	139
已發行新股	146,000,000	14,600
於二零零五年六月三十日	1,443,865,563	144,387
於二零零六年一月一日	3,290,579,361	329,058
行使認股權	4,270,000	427
於二零零六年六月三十日	**3,294,849,361**	**329,485**

14. 股本(續)

按照本公司之認股權計劃,可認購本公司股份之認股權已授予選定之行政人員。期內沒有授出新認股權(二零零五年:無),有關4,270,000股股份之認股權已獲行使(二零零五年:1,390,000股)及有關600,000股股份之認股權已失效(二零零五年:無)。於二零零六年六月三十日,根據計劃授出尚未獲行使之認股權如下:

行使期	行使價 港幣	認股權數目 二零零六年 六月三十日	 二零零五年 十二月三十一日
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**2,500,000**	2,500,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**3,400,000**	3,400,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**4,280,000**	4,280,000
二零零五年十月二十二日至二零一一年十月二十一日	4.5900	**13,200,000**	13,200,000
二零零六年十月二十二日至二零一一年十月二十一日	4.5900	**3,290,000**	3,290,000
僱員及其他人士			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**400,000**	700,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**228,000**	1,298,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**280,000**	580,000
二零零五年十月二十二日至二零一一年十月二十一日	4.5900	**16,400,000**	19,400,000
二零零六年十月二十二日至二零一一年十月二十一日	4.5900	**5,060,000**	5,260,000
		49,038,000	53,908,000

15. 長期貸款

	二零零六年 六月三十日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*
銀行借款		
有抵押	**232,400**	232,400
無抵押	**403,493**	244,000
	635,893	476,400
其他借款		
定息票據	**2,453,402**	2,584,188
有擔保票據	**4,506,643**	4,526,265
銀行借款及其他借款	**7,595,938**	7,586,853
融資租賃承擔	**208**	308
借貸總額	**7,596,146**	7,587,161
列為流動負債之現期部分	**(511,001)**	(2,943,806)
	7,085,145	4,643,355

16. 應付賬款及應計費用

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
應付貿易賬款	**1,011,448**	393,049
其他應付賬款	**346,420**	348,778
已發出籌碼	**1,138,580**	345,924
應付共同控制實體款項	**14,560**	14,397
少數股東貸款	**85,080**	94,288
營運應計費用	**316,368**	219,671
已收按金	**3,978**	5,322
	2,916,434	1,421,429

本集團之應付貿易賬款依發票日期之賬齡分析如下：

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
一個月內	**788,489**	245,230
二至三個月	**136,285**	49,207
四至六個月	**35,386**	41,135
六個月以上	**51,288**	57,477
	1,011,448	393,049

17. 資本承擔

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
已簽約但未撥備	**2,106,201**	740,444
已批准但未簽約	**117,097**	2,742,982

18. 結算日後事項

於二零零六年八月十一日，本集團收購泰瑪士柏油香港有限公司（「泰瑪士柏油」）的80%有投票權股份，代價為港幣87,400,000元，以現金支付。收購後，本集團擁有泰瑪士柏油的權益由20%增加至100%。因此，泰瑪士柏油由聯營公司而成為本集團的全資附屬公司。

權益披露

董事之證券及認股權權益

於二零零六年六月三十日，根據香港法例第五百七十一章證券及期貨條例(「證券及期貨條例」)第三百五十二條而備存的登記冊內，或根據載於香港聯合交易所有限公司(「聯交所」)上市規則之上市公司董事進行證券交易之標準守則通知本公司及聯交所，各董事在本公司股份、相關股份及債券之權益，及任何認購本公司股份之權利及行使該等權利之詳情，分列如下：

(a) 普通股(包括相關股份)

姓名	股份數目					佔已發行股本
	個人權益	家族權益	公司權益	其他權益	合計	之百分比
呂志和	17,187,632	2,181,518	80,693,238[1]	1,905,118,394[2]	2,005,180,782	60.86
呂耀東	11,498,896	—	436,753,661[3]	1,905,118,394[2]	2,353,370,951	71.43
陳啟能	380,000	—	—	—	380,000	0.01
徐應強	2,720,000	—	—	—	2,720,000	0.08
羅志聰	1,926,000	—	—	—	1,926,000	0.06
鄧呂慧瑜	8,939,722	—	—	1,905,118,394[2]	1,914,058,116	58.09
張惠彬	582,533	—	—	—	582,533	0.02
鄭慕智	500,000	—	—	—	500,000	0.02
顏志宏	250,000	—	—	—	250,000	0.01
葉樹林	250,000	—	—	—	250,000	0.01

(b) 認股權

於二零零六年六月三十日，根據本公司現時之認股權計劃或根據本公司任何其他認股權計劃授出並由本公司董事、本公司僱員及其他參與者持有之認股權之詳情載列如下：

姓名	授出日期	認股權數目 於二零零六年一月一日	於期內行使	於期內失效	於二零零六年六月三十日	行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	—	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	2,700,000	—	—	2,700,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	590,000	—	—	590,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	—	—	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	6,000,000	—	—	6,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	580,000	—	—	580,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
陳啟能	二零零三年二月二十八日	110,000	—	—	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	270,000	—	—	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
徐應強	二零零五年十月二十一日	270,000	—	—	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日

董事之證券及認股權權益(續)

(b) 認股權(續)

姓名	授出日期	認股權數目 於二零零六年一月一日	於期內行使	於期內失效	於二零零六年六月三十日	行使價(港元)	行使期
羅志聰	二零零五年十月二十一日	1,500,000	—	—	1,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	230,000	—	—	230,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	3,000,000	—	—	3,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	400,000	—	—	400,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	二零零五年十月二十一日	250,000	—	—	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄭毓智	二零零三年二月二十八日	300,000	—	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	200,000	—	—	200,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
顏志宏	二零零五年十月二十一日	250,000	—	—	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
葉樹林	二零零五年十月二十一日	250,000	—	—	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
僱員	一九九八年五月二十日	400,000	—	—	400,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	228,000	—	—	228,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	280,000	—	—	280,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	15,900,000	2,600,000[a]	400,000	12,900,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	4,958,000	—	200,000	4,758,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
其他	一九九八年五月二十日	300,000	300,000[b]	—	—	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	1,070,000[c]	—	—	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	300,000	300,000[c]	—	—	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	3,500,000	—	—	3,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	302,000	—	—	302,000	4.5900	二零零六年十月二十二日至
二零一一年十月二十一日							

附註：

a. 於期內認股權行使日期前一天本公司股份之加權平均收市價為6.77港元。

b. 於期內認股權行使日期前一天本公司股份之收市價為6.40港元。

c. 認股權於同一日行使，而於期內認股權行使日期前一天本公司股份之收市價為6.60港元。

除了於二零零五年十月二十一日授出，可於二零零五年十月二十二日至二零一一年十月二十一日期間以行使價每股4.59港元行使之32,600,000股認股權外，上文所述之所有認股權，須受一年持有期限制。

期內並無授出或註銷任何認股權。

每位承授人在每次接納認股權時所付之代價為1.00港元。

董事之證券及認股權權益(續)

(c) 債券

姓名	債券金額		
	公司權益 (港元)	其他權益 (港元)	合計權益 (港元)
呂志和	—	2,320,898,413[(4)]	2,320,898,413
呂耀東	50,906,654[(3)]	2,320,898,413[(4)]	2,371,805,067
鄧呂慧瑜	—	2,320,898,413[(4)]	2,320,898,413

附註:

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 及步基證券有限公司分別持有本公司80,387,837股及305,401股股份。

(2) 由呂志和博士以創立人身份成立之兩項全權家族信託分別擁有本公司1,267,165,313 股及22,969,034 股股份權益。於聯交所上市之本公司主要股東嘉華國際集團有限公司(「嘉華國際」)擁有由其全資附屬公司所持有之本公司股份614,984,047股之權益。嘉華國際由上述其中一項全權家族信託控制。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等全權家族信託之直接或間接可能受益人,因此被視為擁有該等信託及嘉華國際所持有之上述股份權益。

(3) 由呂耀東先生控制之 Recurrent Profits Limited 持有本公司111,138,039股股份及本公司發行之50,906,654港元之債券。Top Notch Opportunities Limited(「Top Notch」)擁有本公司231,615,731股相關股份權益,Kentlake International Investments Limited (「Kentlake」)擁有本公司60,000,000股股份及33,999,891股本公司之相關股份權益。Top Notch 及 Kentlake 均由呂耀東先生控制。

(4) 由呂志和博士以創立人身份成立之一項全權家族信託擁有本公司發行之2,320,898,413港元的債券權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士作為直接或間接受益人,被視為擁有該等債券權益。

上述所有權益均指好倉。

除上文所披露者外,於二零零六年六月三十日,本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

於二零零六年六月三十日，根據證券及期貨條例第三百三十六條而須予備存於本公司登記冊內，持有本公司股份及相關股份權益之人士（而該等人士並非本公司董事或行政總裁），分列如下：

名稱	股份數目（好倉）	佔已發行股本之百分比	股份數目（淡倉）	佔已發行股本之百分比
Brightwealth Investments Limited	265,615,622	8.06	265,615,622	8.06
City Lion Profits Corp.	1,160,449,206	35.22	—	—
Davos Investment Holdings Private Limited	265,615,622	8.06	265,615,622	8.06
國浩集團有限公司	265,615,622	8.06	265,615,622	8.06
Guoline Capital Assets Limited	265,615,622	8.06	265,615,622	8.06
Guoline Overseas Limited	265,615,622	8.06	265,615,622	8.06
HL Holdings Sdn Bhd	265,615,622	8.06	265,615,622	8.06
Hong Leong Company (Malaysia) Berhad	265,615,622	8.06	265,615,622	8.06
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	8.06	265,615,622	8.06
HSBC International Trustee Limited	1,905,132,394[附註]	57.82	—	—
Kwek Holdings Pte Ltd	265,615,622	8.06	265,615,622	8.06
Kwek Leng Kee	265,615,622	8.06	265,615,622	8.06
嘉華國際集團有限公司	614,984,047	18.67	—	—
何安全	176,250,301	5.35	—	—
郭令燦	265,615,622	8.06	265,615,622	8.06
Top Notch Opportunities Limited	231,615,731	7.03	—	—

附註： HSBC International Trustee Limited 乃由呂志和博士以創立人身份成立之全權家族信託之信託人，該等信託擁有本公司1,905,118,394股股份權益。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,905,118,394股本公司股份及本公司發行之2,320,898,413港元的債券。在該等股份當中，

a. 嘉華國際集團有限公司亦擁有其中614,984,047股本公司股份的權益；

b. City Lion Profits Corp. 亦擁有其中1,160,449,206股本公司股份的權益；

(ii) 呂耀東先生及 Top Notch Opportunities Limited 擁有之本公司231,615,731股相關股份權益；

(iii) 呂耀東先生及何安全先生擁有之本公司60,000,000股股份及33,999,891股相關股份權益；

(iv) Brightwealth Investments Limited、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Holdings Pte Ltd、Kwek Leng Kee 先生及郭令燦先生擁有本公司265,615,622股股份（好倉及淡倉）。

除上文所披露者外，於二零零六年六月三十日，概無任何人士曾知會本公司擁有根據證券及期貨條例須向本公司披露的本公司股份或相關股份之權益或淡倉。

其他資料

購入、出售及贖回股份

本公司於截至二零零六年六月三十日止之六個月內，並無贖回任何本公司之股份。 本公司及其任何附屬公司亦未於截至二零零六年六月三十日止之六個月內購入或出售任何本公司之股份。

審核委員會

本集團截至二零零六年六月三十日止六個月之中期業績，已經由本公司審核委員會審閱，並由本公司核數師羅兵咸永道會計師事務所根據香港會計師公會頒佈的核數準則第700號「審閱中期財務報告的委聘」審閱。核數師之獨立審閱報告刊載於致股東的二零零六年中期報告內。

董事進行證券交易之行為守則

本公司已採納香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十所載之上市發行人董事進行證券交易之標準守則(「**標準守則**」)作為董事進行證券交易之行為守則。本公司向所有董事作出特定查詢後確認，董事已遵守標準守則所載之規定準則及本公司本身之守則。

企業管治

二零零六年六月三十日止六個月內，除守則條文第A.4.2條外，本公司已遵守上市規則附錄十四內企業管治常規守則所載之守則條文規定。就守則條文第A.4.2條而言，鑑於其他董事實際上每三年均會輪席退任，而主席及董事總經理因對本集團分佈各地的業務有深遠知識，其所具備的領導才能及遠見是本公司的可貴資產，他們留任對本公司而言有莫大裨益，而他們不須輪席退任實對本集團有利，因此董事會認為，守則條文第A.4.2條的精神已得到體現。本公司薪酬委員會已於二零零六年一月二十七日成立，具有適當組成及職權範圍。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零六年九月十三日

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code : 27)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2006

INTERIM RESULTS

The Directors of Galaxy Entertainment Group Limited (the "Company") announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2006 as follows:

The turnover of the Group for the six months ended 30th June 2006 was HK$1,306,321,000 representing an increase of HK$766,749,000 over the corresponding period last year.

The loss attributable to shareholders of the Group for the six months ended 30th June 2006 amounted to HK$734,452,000 representing a decrease of HK$748,758,000 over the corresponding period last year.

Following the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A ("Galaxy") in July 2005, gaming and entertainment has become the major business of the Group and this division contributed a turnover of HK$741,148,000 to the Group for the six months ended 30th June 2006. The loss attributable to shareholders for the six months ended 30th June 2006 included the amortisation of gaming licence of HK$494,806,000 which arose from the acquisition of Galaxy in July 2005.

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2006 (2005: nil).

CONSOLIDATED PROFIT AND LOSS STATEMENT (UNAUDITED)
For The Six Months Ended 30th June 2006

	Note	2006 HK$'000	2005 HK$'000
Turnover	2 & 3	1,306,321	539,572
Cost of sales		(1,207,448)	(530,800)
Gross profit		98,873	8,772
Other operating income		135,825	31,446
Administrative expenses		(193,439)	(30,386)
Other operating expenses		(504,922)	(534)
Operating (loss)/profit	2 & 4	(463,663)	9,298
Finance costs		(288,786)	(5,998)
Share of profits less losses of			
Jointly controlled entities		17,112	7,945
Associated companies		504	1,492
(Loss)/profit before taxation		(734,833)	12,737
Taxation	5	(1,449)	(280)
(Loss)/profit for the period		(736,282)	12,457
Attributable to:			
Shareholders		(734,452)	14,306
Minority interests		(1,830)	(1,849)
		(736,282)	12,457
Interim dividend	6	—	—
		HK cents	HK cents
(Loss)/earnings per share	7		

2. **Segment information**

The Group is principally engaged in the operation in casino games of chance or games of other forms, and the manufacture, sale and distribution of construction materials. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments.

Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, tax recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions. There are no sales or trading transaction between the business segments.

A summary of the business segments is set out as follows:

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30th June 2006				
Turnover	741,148	565,173	—	1,306,321
Operating profit/(loss)	(543,245)	5,818	73,764	(463,663)
Finance costs				(288,786)
Share of profits less losses of				
Jointly controlled entities	—	17,112	—	17,112
Associated companies	—	504	—	504
Loss before taxation				(734,833)
Taxation				(1,449)
Loss for the period				(736,282)
Capital expenditure	1,216,141	36,410	3,912	1,256,463
Depreciation	6,189	42,715	451	49,355
Amortisation	495,497	19,458	—	514,955
Impairment of property, plant and equipment	—	1,294	—	1,294
Impairment of available-for-sale financial assets	—	—	4,237	4,237
Six months ended 30th June 2005				
Turnover	—	539,572	—	539,572
Operating profit	—	4,465	4,833	9,298
Finance costs				(5,998)
Share of profits less losses of				
Jointly controlled entities	—	7,945	—	7,945
Associated companies	—	1,492	—	1,492
Profit before taxation				12,737
Taxation				(280)
Profit for the period				12,457
Capital expenditure	—	24,465	—	24,465
Depreciation	—	36,440	—	36,440
Amortisation	—	19,307	—	19,307
As at 30th June 2006				
Segment assets	*19,732,365*	*1,790,088*	*5,481,850*	*27,004,303*

4. **Operating (Loss)/Profit**

	2006 HK$'000	2005 HK$'000
Operating (loss)/profit is stated after crediting:		
Rental income	6,794	6,759
Interest income		
Loan to a related company	3,371	—
Loans to jointly controlled entities	1,101	1,096
Bank deposits	75,179	4,853
Deferred receivable	337	383
Administrative fee	4,794	—
Realised gain on available-for-sale financial assets	3,302	—
Foreign exchange gain	1,751	—
Dividend income from unlisted investments	—	12,721
Fair value gain on listed investments	—	81
Write back of stock provision	—	1,332
Profit on disposal of property, plant and equipment	—	313
and after charging:		
Depreciation	49,355	36,440
Amortisation		
Quarry site development	941	932
Overburden removal costs	7,938	7,796
Gaming licence	494,806	—
Computer software	259	—
Quarry site improvements	7,570	7,560
Leasehold land and land use rights *(note)*	3,431	3,019
Operating lease rental		
Land and buildings	8,917	12,314
Plant and machinery	1,779	—
Royalty	3,929	2,792
Loss on disposal of property, plant and equipment	17	—
Impairment of available-for-sale financial assets	4,237	—
Cost of inventories sold	517,967	487,076

Note: Amortisation of leasehold land and land use rights is stated after amount capitalised in assets under construction of HK$58,162,000 (2005: nil).

5. **Taxation**

	2006 HK$'000	2005 HK$'000
Current taxation		
Hong Kong profits tax	—	78
Mainland China profits tax	934	202
Macau Complimentary tax	1,777	—
Deferred taxation	(1,262)	—
	1,449	280

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the areas in which those profits arose.

Share of taxation of associated companies and jointly controlled entities for the six months ended 30th June 2006 are HK$250,000 (2005: HK$184,000) and HK$336,000 (2005: HK$274,000) respectively and are included in the profit and loss statement as share of profits less losses of associated companies and jointly controlled entities.

6. **Interim Dividend**

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2006 (2005: nil).

7. **(Loss)/Earnings Per Share**

The calculation of basic earnings per share is based on the loss attributable to shareholders of *HK$734,452,000 (2005: profit of HK$14,306,000) and the weighted average number of*

Basic	(22.3)	1.1
Diluted	N/A	1.1

CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 30th June 2006

	Note	30th June 2006 HK$'000	Restated 31st December 2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		2,380,119	1,187,663
Investment properties		63,000	63,000
Leasehold land and land use rights		1,590,879	1,638,620
Intangible assets		16,002,906	16,493,230
Jointly controlled entities		315,401	279,432
Associated companies		21,986	21,346
Non-current investments		211,119	66,101
Derivative financial instruments		2,325	—
Deferred taxation assets		1,262	—
Other non-current assets		468,424	479,019
		21,057,421	20,228,411
Current assets			
Inventories		97,763	86,971
Debtors and prepayments	8	1,007,491	933,791
Tax recoverable		848	1,039
Other investments		39,067	69,495
Cash and bank balances		5,139,100	5,068,214
		6,284,269	6,159,510
Total assets		27,341,690	26,387,921
EQUITY			
Share capital		329,485	329,058
Reserves		13,901,694	14,603,396
Shareholders' funds		14,231,179	14,932,454
Minority interests		485,731	491,910
Total equity		14,716,910	15,424,364
LIABILITIES			
Non-current liabilities			
Borrowings		7,085,145	4,643,355
Deferred taxation liabilities		1,778,531	1,778,531
Provisions		150,350	144,360
Other non-current liabilities		180,185	30,618
		9,194,211	6,596,864
Current liabilities			
Creditors and accruals	9	2,916,434	1,421,429
Current portion of borrowings		511,001	2,943,806
Taxation payable		3,134	1,458
		3,430,569	4,366,693
Total liabilities		12,624,780	10,963,557
Total equity and liabilities		27,341,690	26,387,921

NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of Preparation and Accounting Policies**

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, derivative financial instruments and other investments, and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

Except as described below, the accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used and as described in the annual financial statements for the year ended 31st December 2005.

In the current period, the Group has adopted Hong Kong (IFRIC) Interpretation ("HK(IFRIC)-Int") 4 "Determining whether an Arrangement contains a Lease" which become effective from 1st January 2006. As a result of this change, the arrangements for certain plant and equipment and computer software constitute leases under HK(IFRIC)-Int 4. Accordingly, property, plant and equipment and intangible assets with net book amounts of HK$36,842,000 and HK$1,139,000, respectively, as at 31 December 2005 have been reclassified as investments in finance leases. The above change however does not have any impact to the results of the Group and therefore a prior year adjustment

Jointly controlled entities	—	315,401	—	315,401
Associated companies	—	21,986	—	21,986
Total assets				27,341,690
Segment liabilities	2,590,943	559,883	9,473,954	12,624,780
As at 31st December 2005				
Segment assets	18,808,799	1,842,757	5,435,587	26,087,143
Jointly controlled entities	—	279,432	—	279,432
Associated companies	—	21,346	—	21,346
Total assets				26,387,921
Segment liabilities	900,262	570,923	9,492,372	10,963,557

A summary of the geographical segments is set out as follows:

	Turnover HK$'000	Capital expenditure HK$'000	Total assets HK$'000
			At 30th June 2006
Six months ended 30th June 2006			
Hong Kong	210,133	18,312	962,388
Macau	842,657	1,236,146	25,100,200
Mainland China	253,531	2,005	1,279,102
	1,306,321	1,256,463	27,341,690
			At 31st December 2005
Six months ended 30th June 2005			
Hong Kong	235,831	6,579	1,078,696
Macau	—	—	24,094,083
Mainland China	303,741	17,886	1,215,142
	539,572	24,465	26,387,921

3. **Turnover**

	2006 HK$'000	2005 HK$'000
Sales of construction materials	565,173	539,572
Revenues from gaming operations		
Net gaming wins	662,871	—
Contributions *(note a)*	72,845	—
Tips received	5,432	—
	1,306,321	539,572

(a) In respect of the operations of certain city club casinos (the "City Club Casinos"), the Group entered into agreements with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") under which the service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the City Club Casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenues attributable to the Group are determined by reference to various rates on the net gaming wins. After special gaming tax and funds to the Macau Government, the remaining net gaming wins and revenues from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

The Group considers recognising revenue from the City Club Casinos based on the agreed rates on the net gaming wins as appropriate after analysing the risks and rewards attributable to the Group. In addition, given the risks related to these leases and certain operating and administrative expenses are indemnified by the Service Providers, these expenses are not recognised as expenses of the Group as such.

The revenues and expenses related to the gaming operations of the City Club Casinos are summarised as follows:

	2006 HK$'000
Net gaming wins	1,404,995
Tips received and other income	12,920
Interest income	9,361
	1,427,276
Operating expenses	
Special gaming tax and funds to the Macau Government	(565,832)
Commission and allowances to promoters	(544,102)
Staff costs	(124,591)
Administrative and others	(39,667)
	(1,274,192)
Contribution from gaming operations	153,084
Net entitlements of the Service Providers	(80,239)
Contributions attributable to the Group	72,845

The diluted loss per share for 2006 is not presented since the exercise of the outstanding share options would not have a dilutive effect on the loss per share. The diluted earnings per share for 2005 was calculated based on the profit attributable to shareholders of HK$14,306,000 and the weighted average number of 1,345,913,125 shares in issue plus 18,178,485 potential shares arising from share options.

8. **Debtors and Prepayments**

	30th June 2006 HK$'000	31st December 2005 HK$'000
Trade debtors, net of provision	487,854	497,406
Amounts due from jointly controlled entities	164,618	190,266
Other receivables, net of provision	250,846	157,788
Prepayments	104,173	88,331
	1,007,491	933,791

The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the trade debtors of the Group based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
Within one month	102,699	130,362
Two to three months	153,973	152,782
Four to six months	50,249	98,995
Over six months	180,933	115,267
	487,854	497,406

9. **Creditors and Accruals**

	30th June 2006 HK$'000	31st December 2005 HK$'000
Trade creditors	1,011,448	393,049
Other creditors	346,420	348,778
Chips issued	1,138,580	345,924
Amounts due to jointly controlled entities	14,560	14,397
Loan from minority interests	85,080	94,288
Accrued operating expenses	316,368	219,671
Deposits received	3,978	5,322
	2,916,434	1,421,429

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
Within one month	788,489	245,230
Two to three months	136,285	49,207
Four to six months	35,386	41,135
Over six months	51,288	57,477
	1,011,448	393,049

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operation

Turnover and loss attributable to shareholders for the six months ended 30th June 2006 was HK$1,306 million and HK$734 million as compared to HK$540 million and profit of HK$14 million respectively for the corresponding period last year. The loss attributable to shareholders for the six months ended 30th June 2006 included the amortisation of gaming license of HK$495 million which arose from the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy in July 2005, and net of pre-opening expenses of HK$87 million. Following the acquisition, gaming and entertainment has become the major business of the Group and this division contributed a turnover of HK$741 million to the Group for the six months ended 30th June 2006. The Board of Directors has resolved not to pay any interim dividend for the six months ended 30th June 2006.

Set out below is the segment analysis of the Group's operating result for the six months ended 30th June 2006:

	Gaming and entertainment HK$'M	Construction materials HK$'M	Corporate HK$'M	2006 HK$'M	2005 HK$'M
Company and subsidiaries:					
Operating profit/(loss)	(543)	6	74	(463)	9
Jointly controlled entities and associates:					
Share of profits less losses before tax	—	18	—	18	10
Depreciation and amortisation	502	62	—	564	56
Non-recurring items	87	—	(20)	67	—
EBITDA excluding non-recurring items	46	86	54	186	75

Gaming and Entertainment Division

Overview

The Macau gaming market continued to record another period of double digit growth in the first half of 2006. Macau's net gaming wins increased 14% when compared to the previous corresponding period to HK$24 billion in the first half of 2006. The total net gaming wins at Galaxy's city club casinos increased by 15% to HK$2.3 billion for the first half of 2006 which represented a market share of 9% of the total market.

During the first half of 2006, Galaxy opened three additional city club casinos and continued with the development of StarWorld Hotel and Cotai Mega Resort. Galaxy's net wins were increased from HK$840 million in the first quarter to HK$1,437 million in the second quarter of 2006, and our market share was 7% for the first quarter of 2006 and 12% for the second quarter of 2006. For the first six months of 2006, Galaxy's average win per table per day was HK$81,000 with average win per VIP table per day and per mass table per day at HK$203,000 and HK$21,000, respectively.

After Grand Waldo Casino's soft launching at end of May 2006, Galaxy had four city club casinos in operation starting in the month of June 2006. For the month of June 2006, Galaxy recorded a net gaming win of HK$737 million representing 19% market share. Galaxy's net gaming win continued to climb reaching HK$816 million representing 19% market share and HK$894 million representing 20% market share in July 2006 and August 2006, respectively.

After deducting the Macau office overhead expenses of HK$52 million and before the deduction of pre-opening expenses in relation to the development of StarWorld, Cotai Mega Resort and the new city club casinos of HK$87 million, this division recorded an EBITDA of HK$46 million for the first half of 2006.

StarWorld

StarWorld, Galaxy's first flagship casino, hotel and entertainment complex, has been completed and will shortly commence operation. The total project cost is approximately HK$2.95 billion including all fitting upgrades and additional gaming equipment costs. StarWorld has been specifically designed and decorated to appeal to the tastes and preferences of the booming Chinese gaming market. With the opening of StarWorld, Galaxy is poised for further explosive growth. StarWorld's spectacular external lighting will change the Macau skyline forever and ensure that StarWorld is a "must-see" casino for all visitors to Macau.

StarWorld is strategically located in downtown Macau and is at the epi-centre of the Macau gaming hub. With StarWorld's unique U-Shaped hotel configuration, all 500 hotel rooms have panoramic water views.

Encompassed within the StarWorld complex is: 16,500m^2 of gaming space with 290 gaming tables and 371 slot machines, 500 hotel rooms, a top-end luxurious sauna and spa, a gourmet selection of Asian food delights and a dazzling night club. We are confident that StarWorld will offer a world-class service to our customers at an Asian price point.

Cotai Mega Resort

Development of Galaxy's luxurious Cotai Mega Resort is well under way and the initial development is scheduled to open in 2008. Included within this development is: 1,500 hotel rooms, 25,000 m^2 of gaming space with 600 gaming tables and 1,000 slot machines. Additional facilities include extensive spa, sauna and leisure facilities, an Asian paradise of gourmet food with in-excess of 20 restaurants, a range of selected specialty retail and extensive water entertainment features.

By 2012 Galaxy's Cotai Mega Resort will be expanded to include: six to eight various star-rated hotels with up to 12,000 rooms, 1,500 gaming tables, 3,000 slot machines, extensive high-end retails and multiple function and convention facilities.

Galaxy's Cotai development site is 4,700,000 sq ft in size, making it one of Macau's single largest development sites. This vast piece of land ensures Galaxy has the flexibility to grow and expand as business opportunities continue to evolve. Being the world's largest gaming market, Macau continues to experience the world's fastest growth rate in gaming revenue.

Galaxy City Club Casinos

Galaxy's city club casinos have experienced significant growth over the past six months. During this period three additional city club casinos have been opened. With Rio Casino opened in late February, President Casino opened in late April, and Grand Waldo Casino opened in late May, Galaxy's gaming tables have grown from 63 tables to 396 tables and slot machines have grown from 75 slots to 559 slots.

The operations of the city club casinos have continued to improve since the first half of 2006. The three new city club casinos, combined with Galaxy's original city club casino, Waldo Casino, have helped Galaxy to grasp a market share of 19% in the month of June.

Construction Materials Division

Overview

Business environment for construction materials during the period remains highly competitive. Notwithstanding such a tough environment, the division has managed to achieve a turnover at a similar level as that of last year, and through efforts in cost savings opportunities to enhance our competitiveness, achieved a further improvement in profit margin.

Construction Materials Business in Hong Kong and Macau

In August 2006, the Group acquired 80% interest in Tarmac Asphalt Hong Kong Limited ("Tarmac Asphalt"). Since then, Tarmac Asphalt has become a wholly owned subsidiary of the Group. The acquisition provides an opportunity for the Group to increase its equity interest in and control over Tarmac Asphalt which broadens the earning base of the Group's construction materials division.

The market in Macau remained very active during the period. The division's Macau operation established last year has recorded a satisfactory result for the period and the division is considering expanding further the operation to cope with the increasing market demand in the area.

Construction Materials Business in the Mainland

The division's alliance with strategic partners on various joint ventures in the Mainland for the manufacture and sale of ground granulated blastfurnace slag (GGBS) has proven to be very successful. All the slag joint ventures have provided a satisfactory profit contribution to the division during the period. Further expansions on the production capacity of these joint ventures are in progress and it is envisaged that our division would become one of the major slag producers across the country.

The performance of the division's cement joint venture in Kunming has continued to provide good profit contribution to the division. The local market demand for quality construction materials remains high. Our joint venture with Kunming Steel Group will enable us to be well positioned to capitalise on the growing market in the western region of the Mainland in the near future.

Liquidity and Financial Resources

The financial position of the Group has remained strong during the period. [illegible] million, a decrease of approximately 5% over the balance as at 31st December 2005 of HK$14,932 million while the Group's total assets employed increased to HK$27,342 million as compared to HK$26,388 million as at 31st December 2005.

The Group continues to maintain a strong cash position. As at 30th June 2006, total cash and bank balances were HK$5,139 million as compared to HK$5,068 million as at 31st December 2005.

As at 30th June 2006, the Group's total indebtedness was HK$7,596 million as compared to HK$7,587 million as at 31st December 2005. The total indebtedness of the Group mainly comprises bank loans, fixed rate notes, guaranteed notes and other obligations which are largely denominated in Hong Kong Dollar and United States Dollar. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

Gearing Ratio

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets (excludes cash balances), was maintained at a satisfactory level of 11% as at 30th June 2006 as compared to 12% as at 31st December 2005.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollar, United States Dollar or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollar, United States Dollar or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to match the currency of the Group's liabilities with that of the Group's income, which are considered necessary for the Group's treasury management activities.

Charges on Group Assets

Leasehold land with net book values of HK$219 million (31st December 2005: HK$221 million) and bank deposits of HK$264 million (31st December 2005: HK$259 million) have been pledged to secure banking facilities.

Contingent Liabilities

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$214 million (31st December 2005: HK$262 million), of which HK$162 million (31st December 2005: HK$124 million) have been utilised.

Employees and Remuneration Policy

As at 30th June 2006, the Group, excluding associated companies and jointly controlled entities, employed around 8,000 employees in Hong Kong, Macau and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$284 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive, fair and subject to regular review. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Macau and Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the six months ended 30th June 2006. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares during the six months ended 30th June 2006.

AUDIT COMMITTEE

The Group's interim results for the six months ended 30th June 2006 have been reviewed by the Audit Committee of the Company and by the Company's Auditors, PricewaterhouseCoopers, in accordance with SAS700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. The Auditor's independent review report will be included in the Interim Report 2006 to shareholders.

CORPORATE GOVERNANCE

Throughout the six months ended 30th June 2006, the Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") except for code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation every three years as a matter of actual practice and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation as their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company. The Remuneration Committee of the Company with appropriate composition and terms of reference was established on 27th January 2006.

PUBLICATION OF INTERIM REPORT ON THE EXCHANGE'S WEBSITE AND THE COMPANY'S WEBSITE

The Interim Report 2006 of the Company containing all information required by the Listing Rules will be published on the Exchange's website and the Company's website in due course.

DIRECTORS

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director is Mr. Moses Cheng Mo Chi; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 13th September 2006

Registered Office:
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

Website: www.galaxyentertainment.com

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

截至二零零六年六月三十日止六個月之中期業績公佈

中期業績

銀河娛樂集團有限公司（「本公司」）董事會宣佈，本公司及其附屬公司（統稱為「本集團」）截至二零零六年六月三十日止六個月之未經審核綜合業績如下：

本集團截至二零零六年六月三十日止六個月之營業額為港幣1,306,321,000元，較去年同期增加港幣766,749,000元。

本集團截至二零零六年六月三十日止六個月之股東應佔虧損為港幣734,452,000元，較去年同期減少港幣748,758,000元。

自二零零五年七月收購銀河娛樂場股份有限公司（「銀河」）附有97.9%經濟權益之88.1%有投票權股份後，博彩及娛樂成為本集團之主要業務，該分部在二零零六年六月三十日止六個月期間，為本集團帶來港幣741,148,000元之營業額增長。截至二零零六年六月三十日止六個月期間，本集團之股東應佔虧損已計入因於二零零五年七月收購銀河而產生的無形資產攤銷港幣494,806,000元。

中期股息

董事會議決於截至二零零六年六月三十日止六個月不宣派任何中期股息（二零零五年：無）。

綜合損益表（未經審核）
截至二零零六年六月三十日止六個月

	附註	二零零六年 港幣千元	二零零五年 港幣千元
營業額	2及3	1,306,321	539,572
銷售成本		(1,207,448)	(530,800)
毛利		98,873	8,772
其他營運收入		135,825	31,446
行政費用		(193,439)	(30,386)
其他營運費用		(504,922)	(534)
經營（虧損）／溢利	2及4	(463,663)	9,298
財務費用		(288,786)	(5,998)
應佔溢利減虧損			
共同控制實體		17,112	7,945
聯營公司		504	1,492
除稅前（虧損）／溢利		(734,833)	12,737
稅項	5	(1,449)	(280)
本期（虧損）／溢利		(736,282)	12,457
以下人士應佔：			
股東		(734,452)	14,306
少數股東權益		(1,830)	(1,849)
		(736,282)	12,457
中期股息	6	—	—
		港仙	港仙
每股（虧損）／盈利	7		
基本		(22.3)	1.1
攤薄		N/A	1.1

綜合資產負債表（未經審核）
二零零六年六月三十日

	附註	二零零六年 港幣千元	重列 二零零五年 港幣千元
資產			
非流動資產			
物業、機器及設備		2,380,119	1,187,661
投資物業		63,000	63,000
租賃土地和土地使用權		1,590,879	1,638,620
無形資產		16,002,906	16,493,230
共同控制實體		315,401	279,432
聯營公司		21,986	21,346
可供出售投資		211,119	66,101
衍生金融工具		2,325	—
遞延稅項資產		1,262	—
其他非流動資產		468,424	479,019
		21,057,421	20,228,411

流動資產

區域分部之分析如下：

	營業額 港幣千元	資本開支 港幣千元	總資產 港幣千元
截至二零零六年六月三十日止六個月			於二零零六年六月三十日
香港	210,133	18,312	942,388
澳門	842,657	1,236,146	25,100,200
中國內地	253,531	2,005	1,279,102
	1,306,321	1,256,463	27,341,690
截至二零零五年六月三十日止六個月			於二零零五年十二月三十一日
香港	235,831	6,579	1,078,696
澳門	—	—	24,094,083
中國內地	303,741	17,886	1,315,142
	539,572	24,465	26,387,921

3. 營業額

	二零零六年 港幣千元	二零零五年 港幣千元
建築材料銷售	565,173	539,572
來自博彩服務業務的收入		
博彩收益淨額	662,871	—
博彩服務業務的貢獻（附註a）	72,845	—
所收小費	5,432	—
	1,306,321	539,572

(a) [illegible]

[illegible]

城市俱樂部娛樂場來自博彩服務業務的收支資料如下：

	二零零六年 港幣千元
博彩收益淨額	1,404,995
所收小費及其他收入	12,920
利息收入	9,361
	1,427,276
營運費用	
向澳門政府支付的特別博彩稅及基金	(565,832)
中介人的佣金及津貼	(544,102)
員工成本	(124,391)
其他營運及行政費用	(39,867)
	(1,274,192)
城市俱樂部的貢獻	153,084
會所營運商的佣金收入	(80,239)
本集團應佔來自博彩服務業務的貢獻	72,845

4. 經營（虧損）／溢利

	二零零六年 港幣千元	二零零五年 港幣千元
經營（虧損）／溢利已計入		
租金收入	6,794	6,759
利息收入		
貸款予聯營公司	3,371	—
貸款予共同控制實體	1,101	1,096
銀行存款	16,179	4,853
遞延應收款	337	383
行政收入	4,796	—
[illegible]	3,302	—
匯兌收益	1,751	—
非上市股息收入	—	(2,721)
其他投資公平值收益	—	61
[illegible]	—	1,332

本集團二零零六年六月三十日止六個月的分部業績分析如下：

	博彩及娛樂 港幣百萬元	建築材料 港幣百萬元	中央 港幣百萬元	二零零六年 港幣百萬元	二零零五年 港幣百萬元
本公司及附屬公司：					
經營溢利／（虧損）	(543)	6	74	(463)	9
共同控制實體及聯營公司：					
應佔除稅前溢利減虧損	—	18	—	18	10
折舊及攤銷	502	62	—	564	56
非經常項目	87	—	(20)	67	—
EBITDA（不包括非經常項目）	46	86	54	186	75

博彩及娛樂業務部門

概覽

於二零零六年上半年，澳門博彩市場持續錄得另一雙位數字的增長期。二零零六年上半年澳門之博彩收益淨額與去年同期的港幣24,000,000,000元相比增長14%；銀河城市俱樂部娛樂場的總博彩收益淨額於二零零六年上半年增長15%至港幣2,300,000,000元，市場佔有率達9%。

於二零零六年上半年，銀河額外開設三間新的城市俱樂部娛樂場，並繼續發展星際酒店及路氹城大型娛樂渡假中心。銀河的博彩淨收益及市場佔有率分別由二零零六年首季的港幣840,000,000元及7%，增加至二零零六年第二季的港幣1,437,000,000元及12%。於二零零六年首六個月內，銀河每張博彩桌的每日平均收益為港幣81,000元，而每張貴賓桌及中場博彩桌的每日平均收益則分別為港幣203,000元及港幣21,000元。

全部娛樂場於二零零六年五月底試業後，銀河自二零零六年六月開始合共經營四間城市俱樂部娛樂場。於二零零六年六月，銀河的博彩淨收益為港幣737,000,000元，市場佔有率達19%。銀河於二零零六年七月及二零零六年八月的博彩淨收益分別攀升至港幣816,000,000元（市場佔有率達19%）及港幣894,000,000元（市場佔有率達20%）。

經扣除澳門辦事處的開支港幣52,000,000元後，但未扣除有關星際酒店、路氹城大型娛樂渡假中心及全新城市俱樂部娛樂場的開業前開支港幣87,000,000元前，此業務部門於二零零六年上半年錄得港幣46,000,000元的EBITDA。

星際酒店

星際酒店是銀河首間集娛樂場及酒店於一身的旗艦娛樂設施，建造工程現已完成並即將隆重開幕。總項目成本約為港幣2,950,000,000元，包括提升裝置及額外博彩設備的所有成本。星際酒店的設計及裝潢特別配合不斷上升及來自大中華地區的顧客的品味及喜好。隨着星際酒店的開幕，銀河冀必取得更進展的增長。星際酒店外觀壯觀的燈飾將劃破澳門夜空，保證成為澳門所有旅客不容錯過的娛樂場。

星際酒店矗立於澳門市中心，且位於澳門博彩娛樂場的心臟地帶。鑑於星際酒店本身獨特的帆形建築設計，故所有500間酒店客房皆有全海景色。

星際酒店所具備的設施包括佔地16,500平方米的博彩場地，290張博彩桌，371台角子機，500間酒店客房，極盡奢華的貴賓廳及水療設施，各類供應亞洲和中國美食的高級著名食府及多姿多彩的夜總會。我們深信，星際酒店將以切合亞洲旅客的口味及提供多種價格的選擇為客戶提供世界級的服務。

銀河路氹城大型娛樂渡假中心

銀河旗下的路氹城大型娛樂渡假中心之發展工程進展順利，首階段發展項目預期於二零零八年開業。此項發展項目包括1,500間酒店客房以及佔地25,000平方米的博彩場地，其中配備600張博彩桌及1,000台角子機。其他設施包括各式各樣的水療、宴會廳及任何設施、廣受歡迎20家食府的亞洲美食天堂、一系列高的專門商店及各類水上娛樂設施。

二零一二年展望後，銀河旗下的路氹城大型娛樂渡假中心將包括六至八座不同的豪華酒店，酒店客房總數達12,000間、博彩桌1,500張、角子機3,000台，並設有不少具國際品牌的商店以及多功能會議設施。

銀河路氹城的發展地盤佔地4,700,000平方呎，屬澳門最大發展地盤之列。如此龐大的土地為銀河帶來靈活性，及能把握不斷發展的商機擴建發展及擴充。作為全球最大的博彩娛樂市場，澳門的博彩收入將推動全國最優厚的增長率飆升。

銀河城市俱樂部娛樂場

於過去六個月，銀河城市俱樂部娛樂場的增長顯著。期內增設的三間新的城市俱樂部娛樂場經已開業，其業務於二月起開業，遍佈娛樂場於四月底開業和金都娛樂場於五月底試業後，銀河的博彩桌已由63張增至396張，而角子機則由75台增至559台。

自二零零六年上半年以來，城市俱樂部娛樂場的業務持續增長。三間全新的城市俱樂部娛樂場連同銀河原有的城市俱樂部娛樂場已把銀河六月份的市場佔有率成功提升至19%。

建築材料業務部門

	附註	二零零六年六月三十日	二零零五年十二月三十一日
流動資產			
存貨		97,763	86,971
應收賬款及預付款	8	1,807,491	933,791
可收回稅項		848	1,039
其他投資		39,067	69,495
現金和銀行結餘		5,139,100	5,068,214
		6,284,269	6,159,510
總資產		27,341,690	26,387,921
權益			
股本		329,485	329,058
儲備		13,901,694	14,603,396
股東權益		14,231,179	14,932,454
少數股東權益		485,731	491,910
總權益		14,716,910	15,424,364
負債			
非流動負債			
借貸		7,085,145	4,643,355
遞延稅項負債		1,778,531	1,778,531
撥備		150,350	144,360
其他非流動負債		180,185	30,618
		9,194,211	6,596,864
流動負債			
應付賬款及應計費用	9	2,916,434	1,421,429
借貸之短期部分		511,001	2,943,806
應付稅項		3,134	1,458
		3,430,569	4,366,693
負債總額		12,624,780	10,963,557
總權益及負債		27,341,690	26,387,921

財務報表附註

1. 編製基準及會計政策

中期財務資料乃根據歷史成本會計法，並就若干可出售財務資產、衍生金融工具及其他投資（按公平值列值）之重估作出修訂，及根據香港會計師公會頒佈之香港會計準則第34號「中期財務報告」編製。

除載於下文，編製中期財務報表所用之會計政策，與截至二零零五年十二月三十一日止年度之財務報表所用者貫徹一致。

二零零六年六月三十日止六個月期間，本集團採納自二零零六年一月一日或以後開始的會計期間生效的香港（國際財務報告詮釋委員會）－ 詮釋 4「釐定一項安排是否包含租賃」。據此，於二零零五年十二月三十一日賬面淨值為港幣36,842,000元之物業、機器及設備和港幣1,139,000元之無形資產已重列為經營租賃預付款，然而此等變動對本集團之業績並無影響，因此無須作出上年度調整。

2. 分部資料

本集團主要從事經營娛樂場幸運博彩或其他方式的博彩，以及建築材料製造、銷售及分銷業務，按照本集團內部財務報告及經營性質，主要分部報告以業務分部呈列，再地區分部為次要分部。

分部資產主要包括物業、機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款，主要不包括稅項、衍生金融工具、可收回稅項及現金和銀行結餘。分部負債主要包括應付賬款、應計費用及撥備，而無部分部之間沒有任何銷售或貿易交易。

業務分部資料概述如下：

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	總計 港幣千元
截至二零零六年六月三十日止六個月				
營業額	741,148	565,173	—	1,306,321
經營溢利／（虧損）	(543,345)	5,818	73,764	(463,663)
財務費用				(288,784)
應佔溢利或虧損				
共同控制實體	—	17,112	—	17,112
聯營公司	—	904	—	904
除稅前虧損				(734,833)
稅項				(1,449)
本期虧損				(736,282)
資本開支	1,216,141	36,410	3,912	1,256,463
折舊	6,189	42,715	451	49,355
攤銷	495,497	19,458	—	514,955
機器、設備及設備減值	—	1,294	—	1,294
可供出售財務資產減值	—	—	4,237	4,237
截至二零零五年六月三十日止六個月				
營業額	—	339,572	—	339,572
經營溢利	—	4,465	4,833	9,298
財務費用				(5,998)
應佔溢利或虧損				
共同控制實體	—	7,945	—	7,945
聯營公司	—	1,492	—	1,492
除稅前溢利				12,737
稅項				(280)
本期溢利				12,457
資本開支	—	24,465	—	24,465
折舊	—	36,440	—	36,440
攤銷	—	19,307	—	19,307
於二零零六年六月三十日				
分部資產	19,732,365	1,790,088	5,481,850	27,004,303
共同控制實體	—	315,401	—	315,401
聯營公司	—	21,986	—	21,986
總資產				27,341,690
分部負債	2,590,943	559,883	9,473,954	12,624,780
於二零零五年十二月三十一日				
分部資產	18,808,799	1,842,757	5,435,587	26,087,143
共同控制實體	—	279,432	—	279,432
聯營公司	—	21,346	—	21,346
總資產				26,387,921
分部負債	900,262	570,923	9,492,372	10,963,557

	二零零六年 港幣千元	二零零五年 港幣千元
出售物業、機器及設備所得收益	—	513
及已扣除：		
折舊	49,355	36,440
攤銷		
石礦場	941	912
土地使用權	7,938	7,796
博彩牌照	494,866	—
電腦軟件	249	—
改善石礦場	7,570	7,560
租賃土地和土地使用權（附註）	3,431	3,019
經營租賃租金		
土地及樓宇	8,917	12,314
機器設備	1,779	—
專利費	3,929	2,793
物業、機器及設備減值	17	—
可供出售財務資產減值	4,237	—
銷售存貨成本	517,967	417,076

附註：租賃土地和土地使用權之攤銷乃扣除在建工程資本化金額為港幣56,162,000元（二零零五年：無）後列賬。

5. 稅項

	二零零六年 港幣千元	二零零五年 港幣千元
當期所得稅		
香港利得稅	—	78
中國內地所得稅	934	202
以前年度補充撥備	1,777	—
遞延所得稅	(1,262)	—
	1,449	280

香港利得稅乃根據本期估計應課稅溢利按17.5%（二零零五年：17.5%）稅率計算。香港以外地區稅項乃按有關地區之現行稅率計算。

截至二零零六年六月三十日止六個月，應佔聯營公司及共同控制實體之稅項分別為港幣230,000元（二零零五年：港幣184,000元）及港幣336,000元（二零零五年：港幣274,000元），已於損益表內應佔聯營公司及共同控制實體之溢利或虧損中入賬。

6. 中期股息

董事會議決不宣派截至二零零六年六月三十日止六個月之中期股息（二零零五年：無）。

7. 每股（虧損）／盈利

計算本六個月每股基本虧損乃根據股東應佔虧損港幣734,432,000元（二零零五年：溢利港幣14,306,000元）及期內已發行股份3,291,087,260股（二零零五年：1,345,913,125股）之加權平均數計算。

[illegible]港幣14,306,000元及期內已發行股份1,345,913,125股及具潛在攤薄作用之[illegible]18,171,493股[illegible]加權平均數計算。

8. 應收賬款及預付款

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
應收貿易賬款扣除撥備	487,854	497,406
應收共同控制實體款項	364,618	190,266
其他應收款扣除撥備	250,846	157,788
預付款	104,173	88,331
	1,807,491	933,791

本集團根據當地有關行業之標準制定信貸政策。本集團給予香港及澳門客戶之信貸期限一般介乎30天至60天，而給予中國內地客戶則介乎120天至180天，或經管理層作實際安排。

本集團之應收貿易賬款扣除撥備按帳齡分析如下：

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
一個月內	192,699	130,362
二至三個月	153,973	152,782
四至六個月	58,249	98,995
六個月以上	100,933	115,267
	487,854	497,406

9. 應付賬款及應計費用

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
應付貿易賬款	1,011,448	393,049
其他應付賬款	346,420	348,778
已發出籌碼	1,138,580	345,924
應付共同控制實體款項	14,560	14,397
少數股東貸款	85,080	94,288
營業應計費用	316,368	219,671
已收按金	3,978	3,322
	2,916,434	1,421,429

本集團之應付貿易賬款按帳齡之分析如下：

	二零零六年六月三十日 港幣千元	二零零五年十二月三十一日 港幣千元
一個月內	788,489	245,230
二至三個月	136,285	49,207
四至六個月	35,384	41,135
六個月以上	51,290	57,477
	1,011,448	393,049

管理層討論及分析

業務回顧

截至二零零六年六月三十日止六個月，本集團之營業額及股東應佔虧損分別為港幣1,306,000,000元及港幣734,000,000元，去年同期則為港幣340,000,000元及溢利港幣14,000,000元。截至二零零六年六月三十日止六個月的股東應佔虧損包括於二零零五年七月收購銀河娛樂場股份有限公司（「銀河」）的[illegible]（本集團持有[illegible]97.9%經濟權益）而產生的博彩牌照攤銷港幣495,000,000元，並已扣除[illegible]港幣87,000,000元。在上述收購後，博彩及娛樂成為本集團之主要業務，而[illegible]部門在二零零六年六月三十日止六個月為本集團帶來營業額港幣741,000,000元，建築材料業務[illegible]二零零六年六月三十日止六個月之[illegible]。

概覽

[illegible]，[illegible]。

香港及澳門之建築材料業務

於二零零六年八月，本集團成功收購[illegible]有限公司（「[illegible]」）80%權益，成為本集團的全資附屬公司。[illegible]。

[illegible]。

中國內地之建築材料業務

[illegible]。

[illegible]。

流動資金及財務資源

本集團之財務狀況於期內繼續保持穩健。本集團於二零零六年六月三十日之股東權益為港幣14,231,000,000元，較二零零五年十二月三十一日之股東權益港幣14,932,000,000元下跌約5%。本集團之總資產則增至港幣27,342,000,000元，於二零零五年十二月三十一日則為港幣26,388,000,000元。

本集團之現金狀況保持充裕，集團在二零零六年六月三十日之現金及銀行結餘總額為港幣5,139,000,000元，二零零五年十二月三十一日則為港幣5,068,000,000元。

於二零零六年六月三十日，本集團的總債項為港幣7,596,000,000元，於二零零五年十二月三十一日則為港幣7,587,000,000元。[illegible]。

本集團之流動資金狀況繼續保持穩健，[illegible]。

負債比率

負債比率定義為本集團之總債款減銀行結餘及現金（不包括現金結餘）相比，本集團於二零零六年六月三十日之負債比率維持於11%之穩定水平，於二零零五年十二月三十一日則為12%。

庫務政策

本集團繼續採取保守之庫務政策，[illegible]。

集團資產之抵押

[illegible]淨值港幣219,000,000元（二零零五年十二月三十一日：港幣221,000,000元）之土地及港幣264,000,000元（二零零五年十二月三十一日：港幣259,000,000元）之銀行存款已抵押以取得銀行融資。

或然負債

本公司已就附屬公司獲授融資，以銀行為受益人簽立擔保，合共港幣214,000,000元（二零零五年十二月三十一日：港幣262,000,000元），已動用之融資額為港幣162,000,000元（二零零五年十二月三十一日：港幣124,000,000元）。

僱員及薪酬政策

於二零零六年六月三十日，本集團在香港、澳門及中國內地僱用僱員總人數約8,000人（不包括聯營公司及共同控制實體），僱員開支合共港幣284,000,000元（不包括董事酬金）。

[illegible]。

購入、出售及贖回股份

本公司於截至二零零六年六月三十日止之六個月內，並無贖回任何本公司之股份。本公司及其任何附屬公司亦未於截至二零零六年六月三十日止之六個月內購入或出售任何本公司之股份。

審核委員會

本集團截至二零零六年六月三十日止六個月之中期業績，已經由本公司審核委員會審閱，[illegible]香港會計師公會頒佈的核數準則第700號「審閱中期財務報告的委聘」審閱，[illegible]。

企業管治

二零零六年六月三十日止六個月內，[illegible]（「聯交所」）[illegible]。[illegible]二零零六年一月二十七日成立，[illegible]。

於聯交所及本公司網頁刊載中期報告

載有上市規則所規定全部資料之本公司二零零六年中期報告將於稍後時間在聯交所及本公司網頁上登載。

董事會

於本公佈日期，執行董事為[illegible]；非執行董事為[illegible]；獨立非執行董事為[illegible]。

承董事會命
公司秘書
[illegible]

香港，二零零六年九月十三日

註冊辦事處：
香港中環
夏慤道10號
和記大廈16樓1606室

網址：www.galaxyentertainment.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Galaxy Entertainment Group Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GALAXY ENTERTAINMENT GROUP LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

DISCLOSEABLE TRANSACTION

ACQUISITION OF FURTHER INTEREST IN TARMAC ASPHALT HONG KONG LIMITED

---

1 September 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Acquisition"	the acquisition of a 80% interest in Tarmac Asphalt by the Purchaser pursuant to the Agreement
"Agreement"	the sale and purchase agreement dated 11 August 2006 made between the Purchaser and the Vendor in relation to the sale and purchase of the Sale Shares
"Board"	the board of Directors
"Business"	the business of manufacture, supply and laying of asphalt and other bituminous and non-bituminous road surfacing materials, the provision and supply of road marking services and materials, and other matters and business incidental thereto
"Company"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability and the Shares of which are listed on the Stock Exchange
"Completion"	completion of the Agreement
"connected" and "connected persons"	the meanings given to them in the Listing Rules
"Consideration"	the consideration for the sale and purchase of the Sale Shares pursuant to the Agreement, being HK$87,394,104.29
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	person(s), or in the case of companies, their ultimate beneficial owner(s), who are independent of and not connected with the Company and its connected persons
"K. Wah"	K. Wah Construction Materials Limited, a company incorporated in the British Virgin Islands and a direct wholly-owned subsidiary of the Company
"Latest Practicable Date"	28 August 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Period"	the inclusive period beginning on 11 August 2006 and ending on 11 August 2016
"PRC"	the People's Republic of China, which shall for the purpose of this circular exclude Hong Kong and Macau
"Purchaser"	Taksin Profits Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company
"Sale Shares"	880,000 shares of HK$10 each owned by the Vendor representing in aggregate 80% of the existing issued share capital of Tarmac Asphalt
"SFO"	The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	Share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tarmac Asphalt"	Tarmac Asphalt Hong Kong Limited 泰瑪士柏油香港有限公司, a company incorporated in Hong Kong
"Tarmac Holding"	Tarmac Limited, a company incorporated in the United Kingdom and the holding company of the Vendor
"Vendor"	Tarmac International Holdings BV, a company incorporated in the Netherlands
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

GALAXY ENTERTAINMENT GROUP LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang
Joseph Chee Ying Keung
William Lo Chi Chung
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*

* Independent Non-executive Directors

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

1 September 2006

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

ACQUISITION OF FURTHER INTEREST IN TARMAC ASPHALT HONG KONG LIMITED

INTRODUCTION

On 14 August 2006, the Board announced that the Agreement was entered into between the Vendor and the Purchaser on 11 August 2006. Pursuant to the Agreement, the Vendor agreed to dispose of and the Purchaser agreed to acquire a 80% interest in Tarmac Asphalt for a consideration of HK$87,394,104.29. The Acquisition constituted a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with details of the Agreement.

THE AGREEMENT DATED 11 AUGUST 2006

(i) Parties to the Agreement

Vendor: Tarmac International Holdings BV

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendor and its ultimate beneficial owners are Independent Third Parties save for being a joint venture partner of the Purchaser in Tarmac Asphalt. The principal business activities of the Vendor are investment holdings.

Purchaser: Taksin Profits Limited, an indirect wholly-owned subsidiary of the Company incorporated in the British Virgin Islands

(ii) Assets Involved

Pursuant to the Agreement, the Purchaser agreed to acquire, and the Vendor agreed to sell, as the legal and beneficial owner of, the Sale Shares. The Sale Shares represent 80% of the existing issued share capital of Tarmac Asphalt which is a company incorporated in Hong Kong. Prior to the Acquisition, Tarmac Asphalt was held as to 80% by the Vendor and 20% by the Purchaser. The Group acquired such 20% interest in Tarmac Asphalt in 1997 from its then holding company. Upon completion of the Acquisition, Tarmac Asphalt becomes an indirect wholly-owned subsidiary of the Company.

(iii) The Consideration

The Consideration for the Sale Shares of HK$87,394,104.29 was paid on Completion and was agreed between the parties based on arm's length negotiation taking into account the net assets value and business prospects of Tarmac Asphalt. The Consideration represents approximately 3.6% premium to the net assets value attributable to the Sale Shares as at 31 March 2006. The Consideration was financed by internal resources of the Group.

(iv) Completion

Completion took place upon signing of the Agreement on 11 August 2006.

Upon Completion and in line with the business strategy of the parties, each of K. Wah (being the holding company of the Purchaser) and Tarmac Holding (being the holding company of the Vendor) has provided an undertaking to the Vendor and the Purchaser respectively not to, and procure its group companies not to be involved directly or indirectly in any Business within a designated area during the Period. In respect of K. Wah, the designated area comprises Shanghai and Zhejiang Province in the PRC and the designated area in the case of Tarmac Holding comprises Hong Kong, Macau and Guangdong Province in the PRC. Such arrangements conform with the existing focus and strategic objectives of the parties.

INFORMATION OF TARMAC ASPHALT

Tarmac Asphalt is a company incorporated in Hong Kong on 28 April 1978 and is principally engaged in the business of manufacture, supply and laying of asphalt and other bituminous materials and road marking services.

Based on the audited financial statements of Tarmac Asphalt for the two years ended 31 December 2005, Tarmac Asphalt recorded (i) a profit before taxation of approximately HK$20,224,000 and approximately HK$19,919,000 respectively and (ii) a profit after taxation of approximately HK$16,174,000 and approximately HK$16,287,000 respectively. As at 31 March 2006, the net assets value of Tarmac Asphalt was approximately HK$105,435,000.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Group is principally engaged in the gaming and entertainment business in Macau. The Group is also engaged in the manufacture, sale and distribution of construction materials in Hong Kong, Macau and the PRC.

The Acquisition provides an opportunity for the Group to increase its equity interest in and control over Tarmac Asphalt which broadens the earning base of the Group's construction materials division. The Group is able to leverage on its experience in the construction materials industry and achieve synergistic efficiency in production and product marketing. The Directors (including the independent non-executive Directors) are of the view that the entering into of the Agreement is in the interests of the Company and the Shareholders as a whole and the terms of the Agreement, including the Consideration, which are normal commercial terms, are fair and reasonable.

FINANCIAL IMPACT OF THE ACQUISITION

The Consideration was funded by way of cash from the internal resources of the Group. The Acquisition is not expected to result in material adverse impact on the Company's cashflow position or its business operations. As Tarmac Asphalt has become a wholly owned subsidiary of the Company after Completion and its earnings, assets and liabilities will be consolidated in the Company's future audited consolidated financial statements, it is expected that the Acquisition will thereby also increase the Company's earnings, assets and liabilities accordingly.

GENERAL

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

FURTHER INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully
For and on behalf of the Board
Dr. Lui Che Woo
Chairman

(1) RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

(2) DIRECTORS' INTERESTS IN SECURITIES AND SHARE OPTIONS

As at the Latest Practicable Date, the interests of each Director in the Shares, underlying shares and debentures of the Company, and the details of any right to subscribe for Shares, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, were as follows:

(a) Shares (including underlying shares)

	Number of Shares					Percentage
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	of Issued Share Capital
Lui Che Woo	17,187,632	2,181,518	80,693,238 [1]	1,905,118,394 [2]	2,005,180,782	60.86
Francis Lui Yiu Tung	11,498,896	-	436,753,661 [3]	1,905,118,394 [2]	2,353,370,951	71.43
Chan Kai Nang	380,000	-	-	-	380,000	0.01
Joseph Chee Ying Keung	2,720,000	-	-	-	2,720,000	0.08
William Lo Chi Chung	1,926,000	-	-	-	1,926,000	0.06
Paddy Tang Lui Wai Yu	8,939,722	-	-	1,905,118,394 [2]	1,914,058,116	58.09
Charles Cheung Wai Bun	582,533	-	-	-	582,533	0.02
Moses Cheng Mo Chi	500,000	-	-	-	500,000	0.02
James Ross Ancell	250,000	-	-	-	250,000	0.01
William Yip Shue Lam	250,000	-	-	-	250,000	0.01

(b) **Share Options**

Name	Number of Options	Exercise price	Exercise period
		(HK$)	
Lui Che Woo	1,500,000	0.5333	20 May 1999 – 19 May 2008
	1,800,000	0.5216	30 Dec 2000 – 29 Dec 2009
	2,000,000	0.5140	1 Mar 2004 – 28 Feb 2013
	2,700,000	4.5900	22 Oct 2005 – 21 Oct 2011
	590,000	4.5900	22 Oct 2006 – 21 Oct 2011
Francis Lui Yiu Tung	1,000,000	0.5333	20 May 1999 – 19 May 2008
	1,600,000	0.5216	30 Dec 2000 – 29 Dec 2009
	1,870,000	0.5140	1 Mar 2004 – 28 Feb 2013
	6,000,000	4.5900	22 Oct 2005 – 21 Oct 2011
	580,000	4.5900	22 Oct 2006 – 21 Oct 2011
Chan Kai Nang	110,000	0.5140	1 Mar 2004 – 28 Feb 2013
	270,000	4.5900	22 Oct 2006 – 21 Oct 2011
Joseph Chee Ying Keung	270,000	4.5900	22 Oct 2006 – 21 Oct 2011
William Lo Chi Chung	1,500,000	4.5900	22 Oct 2005 – 21 Oct 2011
	230,000	4.5900	22 Oct 2006 – 21 Oct 2011
Paddy Tang Lui Wai Yu	3,000,000	4.5900	22 Oct 2005 – 21 Oct 2011
	400,000	4.5900	22 Oct 2006 – 21 Oct 2011
Charles Cheung Wai Bun	250,000	4.5900	22 Oct 2006 – 21 Oct 2011
Moses Cheng Mo Chi	300,000	0.5140	1 Mar 2004 – 28 Feb 2013
	200,000	4.5900	22 Oct 2006 – 21 Oct 2011
James Ross Ancell	250,000	4.5900	22 Oct 2006 – 21 Oct 2011
William Yip Shue Lam	250,000	4.5900	22 Oct 2006 – 21 Oct 2011

(c) **Debentures**

	Amount of Debentures		
Name	**Corporate Interests**	**Other Interests**	**Total Interests**
	(HK$)	*(HK$)*	*(HK$)*
Lui Che Woo	–	2,320,898,413[4]	2,320,898,413
Francis Lui Yiu Tung	59,906,654[3]	2,320,898,413[4]	2,371,805,067
Paddy Tang Lui Wai Yu	–	2,320,898,413[4]	2,320,898,413

Notes:

(1) 80,387,837 Shares and 305,401 Shares were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both controlled by Dr. Lui Che Woo.

(2) Two discretionary family trusts both established by Dr. Lui Che Woo as founder were respectively interested in 1,267,165,313 Shares and 22,969,034 Shares. K. Wah International Holdings Limited ("KWIH"), a substantial shareholder of the Company listed on the Stock Exchange, was interested in 614,984,047 Shares held by a wholly owned subsidiary of KWIH. KWIH was controlled by one of the said discretionary family trusts.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to have interest in those Shares interested by the trusts and in those Shares in which KWIH was interested as aforesaid.

(3) 111,138,039 Shares and debentures of the Company in the amount of HK$59,906,654 were held by Recurrent Profits Limited controlled by Mr. Francis Lui Yiu Tung. 231,615,731 underlying shares of the Company were interested by Top Notch Opportunities Limited ("Top Notch"). 60,000,000 Shares and 33,999,891 underlying shares of the Company were interested by Kentlake International Investments Limited ("Kentlake"). Both Top Notch and Kentlake were controlled by Mr. Francis Lui Yiu Tung.

(4) A discretionary family trust established by Dr. Lui Che Woo as founder was interested in debentures of the Company in the amount of HK$2,320,898,413. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect beneficiaries, are deemed to have interest in these debentures.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

(3) SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, the interests of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

Name	Number of Shares (Long Position)	Percentage of Issued Share Capital	Number of Shares (Short Position)	Percentage of Issued Share Capital
Brightwealth Investments Limited	265,615,622	8.06	265,615,622	8.06
City Lion Profits Corp.	1,160,449,206	35.22	-	-
Davos Investment Holdings Private Limited	265,615,622	8.06	265,615,622	8.06
Guoco Group Limited	265,615,622	8.06	265,615,622	8.06
Guoline Capital Assets Limited	265,615,622	8.06	265,615,622	8.06
Guoline Overseas Limited	265,615,622	8.06	265,615,622	8.06
HL Holdings Sdn Bhd	265,615,622	8.06	265,615,622	8.06
Hong Leong Company (Malaysia) Berhad	265,615,622	8.06	265,615,622	8.06
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	8.06	265,615,622	8.06
HSBC International Trustee Limited	1,905,132,394 (Note)	57.82	-	-
Kwek Holdings Pte Ltd	265,615,622	8.06	265,615,622	8.06
Kwek Leng Kee	265,615,622	8.06	265,615,622	8.06
K. Wah International Holdings Limited	614,984,047	18.67	-	-
Pedro Ho On Chun	176,250,301	5.35	-	-
Quek Leng Chan	265,615,622	8.06	265,615,622	8.06
Top Notch Opportunities Limited	231,615,731	7.03	-	-

Note: HSBC International Trustee Limited is the trustee of the discretionary family trusts established by Dr. Lui Che Woo as founder, which are interested in 1,905,118,394 Shares.

There was duplication of interest of:

(i) 1,905,118,394 Shares and debentures of the Company in the amount of HK$2,320,898,413 between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. Among these Shares,

a. 614,984,047 Shares were also interested by K. Wah International Holdings Limited;
b. 1,160,449,206 Shares were also interested by City Lion Profits Corp.;

(ii) 231,615,731 underlying shares of the Company between Mr. Francis Lui Yiu Tung and Top Notch Opportunities Limited;

(iii) 60,000,000 Shares and 33,999,891 underlying shares of the Company between Mr. Francis Lui Yiu Tung and Mr. Pedro Ho On Chun;

(iv) 265,615,622 Shares (both long and short positions) between Brightwealth Investments Limited, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd, Mr. Kwek Leng Kee and Mr. Quek Leng Chan.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

(4) DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into any service contracts with any members of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

(5) LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

(6) COMPETING INTERESTS OF DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, none of the Directors or their respective associates was interested in any business (other than as an independent non-executive director) which competes or is likely to compete, either directly or indirectly, with the business of the Group.

(7) GENERAL

(a) The registered office of the Company is at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(b) The company secretary of the Company is Ms. Kitty Chan Lai Kit, B.A., an associate member of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

(c) The qualified accountant of the Company is Mr. Cheung Wing Hong, Fellow of the Hong Kong Institute of Certified Public Accountants, Fellow of Chartered Certified Accountants and Associate Chartered Accountant.

(d) The share registrars and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(iv) Brightwealth Investments Limited、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Holdings Pte Ltd、Kwek Leng Kee先生及郭令燦先生擁有之265,615,622股股份(好倉及淡倉)。

除上文所披露者外,於最後實際可行日期,概無任何人士曾知會本公司擁有根據證券及期貨條例第XV部第2及第3分部須向本公司披露的股份或本公司相關股份之權益或淡倉。

(4) 董事服務合約

於最後實際可行日期,任何董事概無與本集團任何成員公司訂立服務合約,惟於一年內屆滿或僱主可於一年內終止而毋須賠償(法定賠償除外)之合約除外。

(5) 訴訟

於最後實際可行日期,本集團任何成員公司概無牽涉任何重大訴訟或索償,據董事所知,本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償要求。

(6) 董事及聯繫人的競爭業務權益

於最後實際可行日期,概無任何董事或彼等各自的聯繫人於與本集團業務構成直接或間接競爭或可能構成直接或間接競爭的業務中佔有任何權益(作為獨立非執行董事除外)。

(7) 其他資料

(a) 本公司之註冊辦事處為香港中環夏慤道10號和記大廈16樓1606室。

(b) 本公司之公司秘書為陳麗潔小姐,彼持有學士學位,為英國特許秘書及行政人員公會會員及香港特許秘書公會會士。

(c) 本公司之合資格會計師為張永康先生,彼為資深會計師、資深特許公認會計師公會會員及特許會計師。

(d) 本公司之股份過戶登記處為香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心1712－1716室。

(3) 主要股東之權益

於最後實際可行日期，根據證券及期貨條例第三百三十六條而須予備存於本公司登記冊內，持有股份及相關股份權益之人士（而該等人士並非董事或行政總裁），分列如下：

名稱	股份數目（好倉）	佔已發行股本之百分比	股份數目（淡倉）	佔已發行股本之百分比
Brightwealth Investments Limited	265,615,622	8.06	265,615,622	8.06
City Lion Profits Corp.	1,160,449,206	35.22	–	–
Davos Investment Holdings Private Limited	265,615,622	8.06	265,615,622	8.06
國浩集團有限公司	265,615,622	8.06	265,615,622	8.06
Guoline Capital Assets Limited	265,615,622	8.06	265,615,622	8.06
Guoline Overseas Limited	265,615,622	8.06	265,615,622	8.06
HL Holdings Sdn Bhd	265,615,622	8.06	265,615,622	8.06
Hong Leong Company (Malaysia) Berhad	265,615,622	8.06	265,615,622	8.06
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	8.06	265,615,622	8.06
HSBC International Trustee Limited	1,905,132,394 (附註)	57.82	–	–
Kwek Holdings Pte Ltd	265,615,622	8.06	265,615,622	8.06
Kwek Leng Kee	265,615,622	8.06	265,615,622	8.06
嘉華國際集團有限公司	614,984,047	18.67	–	–
何安全	176,250,301	5.35	–	–
郭令燦	265,615,622	8.06	265,615,622	8.06
Top Notch Opportunities Limited	231,615,731	7.03	–	–

附註： HSBC International Trustee Limited 乃由呂志和博士以創立人身份成立之全權家族信託之信託人，該等信託持有1,905,118,394股股份。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,905,118,394股股份及本公司發行之2,320,898,413港元的債券。在該等股份當中，

a. 嘉華國際集團有限公司亦擁有其中614,984,047股股份的權益；

b. City Lion Profits Corp.亦擁有其中1,160,449,206股股份的權益；

(ii) 呂耀東先生及Top Notch Opportunities Limited擁有之 231,615,731股相關股份；

(iii) 呂耀東先生及何安全先生擁有之60,000,000股股份及33,999,891股相關股份；

(c) 債券

	債券金額		
姓名	公司權益	其他權益	合計權益
	(港元)	(港元)	(港元)
呂志和	—	2,320,898,413(4)	2,320,898,413
呂耀東	59,906,654(3)	2,320,898,413(4)	2,371,805,067
鄧呂慧瑜	—	2,320,898,413(4)	2,320,898,413

附註：

(1) 由呂志和博士所控制之 Best Chance Investments Ltd.及步基證券有限公司分別持有80,387,837股股份及305,401股股份。

(2) 由呂志和博士以創立人身份成立之兩項全權家族信託分別擁有1,267,165,313股股份及22,969,034股股份權益。於聯交所上市之本公司主要股東嘉華國際集團有限公司(「嘉華國際」)擁有由其全資附屬公司所持有之614,984,047股股份之權益。嘉華國際由上述其中一項全權家族信託控制。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等全權家族信託之直接或間接可能受益人，因此被視為擁有該等信託及嘉華國際所持有之上述股份權益。

(3) 由呂耀東先生控制之Recurrent Profits Limited 持有111,138,039股股份及本公司發行之59,906,654港元的債券。Top Notch Opportunities Limited(「Top Notch」)擁有231,615,731股相關股份，Kentlake International Investments Limited (「Kentlake」)擁有60,000,000股股份及33,999,891股本公司之相關股份。Top Notch及Kentlake均由呂耀東先生控制。

(4) 由呂志和博士以創立人身份成立之一項全權家族信託擁有本公司發行之2,320,898,413港元的債券權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士作為直接或間接受益人，被視為擁有該等債券權益。

上述所有權益均指好倉。

除上文所披露者外，於最後實際可行日期，本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

(b) 認股權

姓名	認購權數目	行使價 (港元)	行使期
呂志和	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	2,700,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	590,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	6,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	580,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
陳啟能	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
徐應強	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
羅志聰	1,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	230,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	3,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	400,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄭慕智	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	200,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
顏志宏	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
葉樹林	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日

(1) 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

(2) 董事之證券及認股權權益

於最後實際可行日期，根據證券及期貨條例第XV部第7及第8分部須通知本公司及聯交所，或根據證券及期貨條例第三百五十二條而備存的登記冊內，或根據載於上市規則之上市公司董事進行證券交易之標準守則通知本公司及聯交所，各董事在股份、相關股份及債券之權益，及任何認購股份之權利之詳情，分列如下：

(a) 股份(包括相關股份)

姓名	股份數目					佔已發行股本之百分比
	個人權益	家族權益	公司權益	其他權益	合計	
呂志和	17,187,632	2,181,518	80,693,238[1]	1,905,118,394[2]	2,005,180,782	60.86
呂耀東	11,498,896	–	436,753,661[3]	1,905,118,394[2]	2,353,370,951	71.43
陳啟能	380,000	–	–	–	380,000	0.01
徐應強	2,720,000	–	–	–	2,720,000	0.08
羅志聰	1,926,000	–	–	–	1,926,000	0.06
鄧呂慧瑜	8,939,722	–	–	1,905,118,394[2]	1,914,058,116	58.09
張惠彬	582,533	–	–	–	582,533	0.02
鄭慕智	500,000	–	–	–	500,000	0.02
顏志宏	250,000	–	–	–	250,000	0.01
葉樹林	250,000	–	–	–	250,000	0.01

泰瑪士的資料

泰瑪士為於一九七八年四月二十八日在香港註冊成立的公司,主要生產、供應及鋪砌柏油與其他含柏油路面材料及提供路面標記服務等業務。

根據泰瑪士截至二零零五年十二月三十一日止兩年度的經審核財務報表,泰瑪士的(i)除税前溢利分別約為20,224,000港元及19,919,000港元,而(ii)除税後溢利分別約為16,174,000港元及16,287,000港元。於二零零六年三月三十一日,泰瑪士的資產淨值約為105,435,000港元。

收購的理由及利益

本集團主要在澳門經營博彩及娛樂事業,亦在香港、澳門及中國經營建築材料的生產、銷售及分銷。

收購使本集團可增加持有泰瑪士的股權及控制權,並且擴大本集團建築材料業務的盈利基礎。本集團亦可充份運用本身在建材行業的經驗,在生產及推銷產品方面獲得協同效應。董事(包括獨立非執行董事)認為訂立協議符合本公司及股東的整體利益,而協議的條款(包括代價)屬一般商業條款,乃公平合理。

收購的財務影響

代價已由本集團之內部資金撥資。預期收購不會對本公司的現金流量狀況或其業務運作造成重大不利影響。由於泰瑪士於完成後成為本公司的全資附屬公司,而其盈利、資產及負債將於本公司日後的經審核綜合財務報表入賬,故預期收購亦將增加本公司的盈利、資產及負債。

一般資料

根據上市規則第14.06(2)條規定,收購屬於本公司的須予披露的交易。

其他資料

本通函附錄所載之資料,敬希垂注。

此致

諸位股東 台照

代表董事會
主席
呂志和博士
謹啟

二零零六年九月一日

二零零六年八月十一日訂立的協議

(i) 協議立約方

賣方： Tarmac International Holdings BV

作出一切合理查詢後，就董事所知、所悉及所信，除身為買方於泰瑪士的合資夥伴外，賣方及其最終實益擁有人均為獨立第三方。賣方的主要業務為投資控股。

買方： Taksin Profits Limited，於英屬處女群島註冊成立，為本公司的間接全資附屬公司

(ii) 所涉及資產

根據協議，買方同意收購而賣方以合法及實益擁有人身份同意出售銷售股份。銷售股份佔泰瑪士現已發行股本80%，而泰瑪士為香港註冊成立的公司。收購前，泰瑪士的權益分別由賣方及買方擁有80%及20%。本集團於一九九七年從當時的控股公司收購泰瑪士20%權益。收購完成時，泰瑪士成為本公司的間接全資附屬公司。

(iii) 代價

銷售股份代價87,394,104.29港元已於完成時支付，此代價乃由雙方基於泰瑪士的資產淨值及業務前景經公平磋商而釐定。代價較銷售股份於二零零六年三月三十一日應佔的資產淨值高出約3.6%。代價由本集團內部資金支付。

(iv) 完成

當二零零六年八月十一日簽訂協議時一併完成。

當完成時，基於雙方的業務策略，嘉華（買方的控股公司）及Tarmac Holding（賣方的控股公司）已分別向賣方及買方作出承諾，不會及促使其屬下的集團公司不會在期間內在指定地區直接或間接從事有關業務。就嘉華而言，指定地區包括中國上海及浙江省，就Tarmac Holding而言，指定地區包括香港、澳門及中國廣東省。上述安排符合雙方現時的經營重點及策略目標。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)
(股份代號:27)

執行董事:	**註冊辦事處:**
呂志和博士,GBS,MBE,太平紳士,LLD,DSSc(主席)	香港
呂耀東(副主席)	中環
陳啟能	夏慤道10號
徐應強	和記大廈
羅志聰	16樓1606室
鄧呂慧瑜,太平紳士	

非執行董事:

張惠彬博士,太平紳士*
鄭慕智,GBS,OBE,太平紳士
顏志宏*
葉樹林博士,LLD*

* 獨立非執行董事

敬啟者:

須予披露的交易

增購泰瑪士柏油香港有限公司權益

緒言

於二零零六年八月十四日,董事會公佈賣方與買方於二零零六年八月十一日訂立買賣協議。根據協議,賣方同意出售而買方同意收購泰瑪士80%權益,代價為87,394,104.29港元。根據上市規則,收購構成本公司之須予披露的交易。本通函旨在提供 閣下協議之詳情。

「上市規則」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「期間」	指	二零零六年八月十一日至二零一六年八月十一日(包括首尾兩日)
「中國」	指	中華人民共和國,就本通函而言,不包括香港及澳門
「買方」	指	Taksin Profits Limited,於英屬處女群島註冊成立的公司,為本公司的間接全資附屬公司
「銷售股份」	指	賣方所擁有880,000股每股面值10港元的股份,合共佔泰瑪士現已發行股本80%
「證券及期貨條例」	指	香港法例第五百七十一章證券及期貨條例
「股份」	指	本公司每股面值0.10港元的股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「泰瑪士」	指	泰瑪士柏油香港有限公司,於香港註冊成立的公司
「Tarmac Holding」	指	Tarmac Limited,於英國註冊成立的公司,為賣方的控股公司
「賣方」	指	Tarmac International Holdings BV,於荷蘭註冊成立的公司
「港元」	指	香港法定貨幣港元

釋義

在本通函內，除非文義另有所指，否則下列詞語具有以下涵義：

「收購」	指	買方根據協議收購泰瑪士的80%權益
「協議」	指	買方與賣方於二零零六年八月十一日就買賣銷售股份訂立的買賣協議
「董事會」	指	董事會
「業務」	指	生產、供應及鋪覆柏油與其他含柏油及不含柏油路面材料，提供路面標記服務和材料與及其他相關的事務及業務
「本公司」	指	銀河娛樂集團有限公司，於香港註冊成立的有限公司，其股份在聯交所上市
「完成」	指	協議完成
「關連」及「關連人士」	指	上市規則所定義者
「代價」	指	根據協議買賣銷售股份的代價，即87,394,104.29港元
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「獨立第三方」	指	與本公司及其關連人士並無關連及獨立之人士或（若為公司）其最終實益擁有人
「嘉華」	指	K. Wah Construction Materials Limited（嘉華建材有限公司），於英屬處女群島註冊成立的公司，為本公司的直接全資附屬公司
「最後實際可行日期」	指	二零零六年八月二十八日，即本通函付印前就確定其中若干資料之最後實際可行日期

目　錄

此乃要件 請即處理

閣下如對本通函各方面或應採取之行動**有疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之銀河娛樂集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

須予披露的交易

增購泰瑪士柏油
香港有限公司權益

二零零六年九月一日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 27)

Discloseable Transaction
Acquisition of further interest in
Tarmac Asphalt Hong Kong Limited

The Purchaser, an indirect wholly-owned subsidiary of the Company, acquired from the Vendor a 80% interest in Tarmac Asphalt for a cash consideration of HK$87,394,104.29. Prior to the Acquisition, Tarmac Asphalt was held as to 80% by the Vendor and 20% by the Purchaser. Upon completion of the Acquisition, Tarmac Asphalt becomes an indirect wholly-owned subsidiary of the Company.

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. A circular containing, among other things, details of the Agreement will be despatched to the Shareholders as soon as practicable.

The Board is pleased to announce that on 11 August 2006, a sale and purchase agreement was entered into between the Vendor and the Purchaser. Pursuant to the Agreement, the Vendor agreed to dispose of and the Purchaser agreed to acquire a 80% interest in Tarmac Asphalt for a consideration of HK$87,394,104.29.

Summarised below are the principal terms of the Agreement:

THE AGREEMENT DATED 11 AUGUST 2006

(i) Parties to the Agreement

Vendor: Tarmac International Holdings BV
To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendor and its ultimate beneficial owners are Independent Third Parties save for being a joint venture partner of the Purchaser in Tarmac Asphalt. The principal business activities of the Vendor are investment holdings.

Purchaser: Taksin Profits Limited, an indirect wholly-owned subsidiary of the Company incorporated in the British Virgin Islands

(ii) Assets Involved

Pursuant to the Agreement, the Purchaser agreed to acquire, and the Vendor agreed to sell, as the legal and beneficial owner of, the Sale Shares. The Sale Shares represent 80% of the existing issued share capital of Tarmac Asphalt which is a company incorporated in Hong Kong. Prior to the Acquisition, Tarmac Asphalt was held as to 80% by the Vendor and 20% by the Purchaser. The Group acquired such 20% interest in Tarmac Asphalt in 1997 from its then holding company. Upon completion of the Acquisition, Tarmac Asphalt becomes an indirect wholly-owned subsidiary of the Company.

(iii) The Consideration

The Consideration for the Sale Shares of HK$87,394,104.29 was paid on Completion and was agreed between the parties based on arm's length negotiation taking into account the net assets value and business prospects of Tarmac Asphalt. The Consideration represents approximately 3.6% premium to the net assets value attributable to the Sale Shares as at 31 March 2006. The Consideration was financed by internal resources of the Group.

(iv) Completion

Completion took place upon signing of the Agreement on 11 August 2006.

Upon Completion and in line with the business strategy of the parties, each of K. Wah (being the holding company of the Purchaser) and Tarmac Holding (being the holding company of the Vendor) has provided an undertaking to the Vendor and the Purchaser respectively not to, and procure its group companies not to be involved directly or indirectly in any Business within a designated area during the Period. In respect of K. Wah, the designated area comprises Shanghai and Zhejiang Province in the PRC and the designated area in the case of Tarmac Holding comprises Hong Kong, Macau and Guangdong Province in the PRC. Such arrangements conform with the existing focus and strategic objectives of the parties.

INFORMATION OF TARMAC ASPHALT

Tarmac Asphalt is a company incorporated in Hong Kong on 28 April 1978 and is principally engaged in the business of manufacture, supply and laying of asphalt and other bituminous materials and road marking services.

Based on the audited financial statements of Tarmac Asphalt for the two years ended 31 December 2005, Tarmac Asphalt recorded (i) a profit before taxation of approximately HK$20,224,000 and approximately HK$19,919,000 respectively and (ii) a profit after taxation of approximately HK$16,174,000 and approximately HK$16,287,000 respectively. As at 31 March 2006, the net assets value of Tarmac Asphalt was approximately HK$105,435,000.

REASONS FOR AND BENEFITS OF THE ACQUISITION

... and entertainment business in Macau. The Group is also engaged in the

respectively and (ii) a profit after taxation of approximately HK$16,174,000 and approximately HK$16,287,000 respectively. As at 31 March 2006, the net assets value of Tarmac Asphalt was approximately HK$105,435,000.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Group is principally engaged in the gaming and entertainment business in Macau. The Group is also engaged in the manufacture, sale and distribution of construction materials in Hong Kong, Macau and the PRC.

The Acquisition provides an opportunity for the Group to increase its equity interest in and control over Tarmac Asphalt which broadens the earning base of the Group's construction materials division. The Group is able to leverage on its experience in the construction materials industry and achieve synergistic efficiency in production and product marketing. The Directors (including the independent non-executive Directors) are of the view that the entering into of the Agreement is in the interests of the Company and the Shareholders as a whole and the terms of the Agreement, including the Consideration, which are normal commercial terms, are fair and reasonable.

GENERAL

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. A circular containing, among other things, details of the Agreement will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

The following expressions shall, unless the context otherwise requires, have the following meanings in this announcement:

"Acquisition"	the acquisition of a 80% interest in Tarmac Asphalt by the Purchaser pursuant to the Agreement
"Agreement"	the sale and purchase agreement dated 11 August 2006 made between the Purchaser and the Vendor in relation to the sale and purchase of the Sale Shares
"Board"	the board of Directors
"Business"	the business of manufacture, supply and laying of asphalt and other bituminous and non-bituminous road surfacing materials, the provision and supply of road marking services and materials, and other matters and business incidental thereto
"Company"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability and the Shares of which are listed on the Stock Exchange
"Completion"	completion of the Agreement
"connected" and "connected persons"	the meanings given to them in the Listing Rules
"Consideration"	the consideration for the sale and purchase of the Sale Shares pursuant to the Agreement, being HK$87,394,104.29
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	person(s), or in the case of companies, their ultimate beneficial owner(s), who are independent of and not connected with the Company and its connected persons
"K. Wah"	K. Wah Construction Materials Limited, a company incorporated in the British Virgin Islands and a direct wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Period"	the inclusive period beginning on 11 August 2006 and ending on 11 August 2016
"PRC"	the People's Republic of China, which shall for the purpose of this announcement exclude Hong Kong and Macau
"Purchaser"	Taksin Profits Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company
"Sale Shares"	880,000 shares of HK$10 each owned by the Vendor representing in aggregate 80% of the existing issued share capital of Tarmac Asphalt
"Share(s)"	Share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tarmac Asphalt"	Tarmac Asphalt Hong Kong Limited 泰瑪士柏油香港有限公司, a company incorporated in Hong Kong
"Tarmac Holding"	Tarmac Limited, a company incorporated in the United Kingdom and the holding company of the Vendor
"Vendor"	Tarmac International Holdings BV, a company incorporated in the Netherlands
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

As at the date of this announcement, the executive Directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive Director is Mr. Moses Cheng Mo Chi; and the independent non-executive Directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 11 August 2006

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立的有限公司)

(股份代號：27)

須予披露的交易
增購
泰瑪士柏油香港有限公司權益

買方（本公司間接全資附屬公司）以現金代價87,394,104.29港元向賣方收購泰瑪士80%權益。收購前，泰瑪士的權益分別由賣方及買方擁有80%及20%。收購完成時，泰瑪士成為本公司的間接全資附屬公司。

根據上市規則第14.06(2)條規定，收購屬於本公司的須予披露的交易。載有協議詳情及其他內容的通函將會盡快寄予各股東。

董事會謹此公佈，賣方與買方於二零零六年八月十一日訂立買賣協議。根據協議，賣方同意出售而買方同意收購泰瑪士80%權益，代價為87,394,104.29港元。

協議的主要條款概要如下：

二零零六年八月十一日訂立的協議

(i) **協議立約方**

賣方：Tarmac International Holdings BV

作出一切合理查詢後，就董事所知、所悉及所信，除身為買方於泰瑪士的合資夥伴外，賣方及其最終實益擁有人均為獨立第三方。賣方的主要業務為投資控股。

買方：Taksin Profits Limited，於英屬處女群島註冊成立，為本公司的間接全資附屬公司

(ii) **所涉及資產**

根據協議，買方同意收購而賣方以合法及實益擁有人身份同意出售銷售股份。銷售股份佔泰瑪士現已發行股本80%，而泰瑪士為香港註冊成立的公司。收購前，泰瑪士的權益分別由賣方及買方擁有80%及20%。本集團於一九九七年從當時的控股公司收購泰瑪士20%權益。收購完成時，泰瑪士成為本公司的間接全資附屬公司。

(iii) **代價**

銷售股份代價87,394,104.29港元已於完成時支付，此代價乃由雙方基於泰瑪士的資產淨值及業務前景經公平磋商而釐定。代價較銷售股份於二零零六年三月三十一日應佔的資產淨值高出約3.6%。代價由本集團內部資金支付。

(iv) **完成**

當二零零六年八月十一日簽訂協議時一併完成。

當完成時，基於雙方的業務策略，嘉華（買方的控股公司）及Tarmac Holding（賣方的控股公司）已分別向賣方及買方作出承諾，不會及促使其屬下的集團公司不會在期間內在指定地區直接或間接從事有關業務。就嘉華而言，指定地區包括中國上海及浙江省，就Tarmac Holding而言，指定地區包括香港、澳門及中國廣東省。上述安排符合雙方現時的經營重點及策略目標。

泰瑪士的資料

泰瑪士為於一九七八年四月二十八日在香港註冊成立的公司，主要生產、供應及鋪覆柏油與其他含柏油路面材料及提供路面標記服務等業務。

根據泰瑪士截至二零零五年十二月三十一日止兩年度的經審核財務報表，泰瑪士的(i)除稅前溢利分別約為20,224,000港元及19,919,000港元，而(ii)除稅後溢利分別約為16,174,000港元及16,287,000港元。於二零零六年三月三十一日，泰瑪士的資產淨值約為105,435,000港元。

收購的理由及利益

本集團主要在澳門經營博彩及娛樂事業，亦在香港、澳門及中國經營建築材料的生產、銷售及分銷。

收購使本集團可增加持有泰瑪士的股權及控制權，並且擴大本集團建築材料業務的盈利基礎。本集團亦可充份運用本身在建材行業的經驗，在生產及推銷產品方面獲得協同效應。董事（包括獨立非執行董事）認為訂立協議符合本公司及股東的整體利益，而協議的條款（包括代價）屬一般商業條款，乃公平合理。

一般資料

根據上市規則第14.06(2)條規定，收購屬於本公司的須予披露的交易。載有協議詳情及其他內容的通函將會盡快寄予各股東。

釋義

除文義另有所指外，以下詞語在本公佈中具有以下含義：

「收購」	指	買方根據協議收購泰瑪士的80%權益
「協議」	指	買方與賣方於二零零六年八月十一日就買賣銷售股份訂立的買賣協議
「董事會」	指	董事會
「業務」	指	生產、供應及鋪覆柏油與其他含柏油及不含柏油路面材料、提供路面標記

(iv) 完成

當二零零六年八月十一日簽訂協議時一併完成。

當完成時，基於雙方的業務策略，嘉華（買方的控股公司）及Tarmac Holding（賣方的控股公司）已分別向賣方及買方作出承諾，不會及促使其屬下的集團公司不會在期間內在指定地區直接或間接從事有關業務。就嘉華而言，指定地區包括中國上海及浙江省，就Tarmac Holding而言，指定地區包括香港、澳門及中國廣東省。上述安排符合雙方現時的經營重點及策略目標。

泰瑪士的資料

泰瑪士為於一九七八年四月二十八日在香港註冊成立的公司，主要生產、供應及鋪覆柏油與其他含柏油路面材料及提供路面標記服務等業務。

根據泰瑪士截至二零零五年十二月三十一日止兩年度的經審核財務報表，泰瑪士的(i)除稅前溢利分別約為20,224,000港元及19,919,000港元，而(ii)除稅後溢利分別約為16,174,000港元及16,287,000港元。於二零零六年三月三十一日，泰瑪士的資產淨值約為105,435,000港元。

收購的理由及利益

本集團主要在澳門經營博彩及娛樂事業，亦在香港、澳門及中國經營建築材料的生產、銷售及分銷。

收購使本集團可增加持有泰瑪士的股權及控制權，並且擴大本集團建築材料業務的盈利基礎。本集團亦可充份運用本身在建材行業的經驗，在生產及推銷產品方面獲得協同效應。董事（包括獨立非執行董事）認為訂立協議符合本公司及股東的整體利益，而協議的條款（包括代價）屬一般商業條款，乃公平合理。

一般資料

根據上市規則第14.06(2)條規定，收購屬於本公司的須予披露的交易。載有協議詳情及其他內容的通函將會盡快寄予各股東。

釋義

除文義另有所指外，以下詞語在本公佈中具有以下含義：

「收購」	指	買方根據協議收購泰瑪士的80%權益
「協議」	指	買方與賣方於二零零六年八月十一日就買賣銷售股份訂立的買賣協議
「董事會」	指	董事會
「業務」	指	生產、供應及鋪覆柏油與其他含柏油及不含柏油路面材料，提供路面標記服務和材料與及其他相關的事務及業務
「本公司」	指	銀河娛樂集團有限公司，於香港註冊成立的有限公司，其股份在聯交所上市
「完成」	指	協議完成
「關連」及「關連人士」	指	上市規則所定義者
「代價」	指	根據協議買賣銷售股份的代價，即87,394,104.29港元
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「獨立第三方」	指	與本公司及其關連人士並無關連及獨立之人士或（若為公司）其最終實益擁有人
「嘉華」	指	K. Wah Construction Materials Limited（嘉華建材有限公司），於英屬處女群島註冊成立的公司，為本公司的直接全資附屬公司
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「期間」	指	二零零六年八月十一日至二零一六年八月十一日（包括首尾兩日）
「中國」	指	中華人民共和國，就本公佈而言，不包括香港及澳門
「買方」	指	Taksin Profits Limited，於英屬處女群島註冊成立的公司，為本公司的間接全資附屬公司
「銷售股份」	指	賣方所擁有880,000股每股面值10港元的股份，合共佔泰瑪士現已發行股本80%
「股份」	指	本公司每股面值0.10港元的股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「泰瑪士」	指	泰瑪士柏油香港有限公司，於香港註冊成立的公司
「Tarmac Holding」	指	Tarmac Limited，於英國註冊成立的公司，為賣方的控股公司
「賣方」	指	Tarmac International Holdings BV，於荷蘭註冊成立的公司
「港元」	指	香港法定貨幣港元

於本公佈日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司非執行董事為鄭慕智先生；而本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零六年八月十一日

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

UNUSUAL TRADING VOLUME AND PRICE MOVEMENT

The Directors note the unusual volume of trading and increase in price of the Company's shares today.

The Company receives approaches from time to time from potential investors and business partners. As with all such approaches, as and when received, the Directors are considering whether or not to take any of the approaches further. There is no certainty that any given approach will or will not result in any transaction by or involving the Company or of its subsidiaries.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Directors of Galaxy Entertainment Group Limited ("the Company") note the unusual volume of trading and increase in price of the Company's shares today.

The Company receives numerous approaches from time to time from potential investors and business partners. The Directors are always looking at opportunities to enhance shareholder value and therefore with regard to all such approaches, the Directors carefully consider whether or not to take any such approach further. No decision has yet been made about recent approaches or about any particular approach save to consider each in detail on its respective merits. Therefore, there is no certainty that any approach will or will not result in any transaction by or involving the Company or of its subsidiaries.

The Directors are not aware of any other reasons for the unusual trading volume and increase in price. They also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Listing Rule 13.23, neither is the Board aware of any other matter discloseable under the general obligation imposed by Listing Rule 13.09 which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the executive Directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive Director of the Company is Mr. Moses Cheng Mo Chi; and the independent non-executive Directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 30 May 2006

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

不尋常成交量及價格波動

> 董事注意到本公司股份今天出現不尋常的成交量及價格上升。
>
> 潛在投資者及業務夥伴不時接觸本公司。誠如所有向本公司的有關接觸，董事現正考慮會否進一步發展任何接觸。本公司尚未確定任何會或不會導致本公司或其附屬公司進行任何交易或涉及本公司及其任何附屬公司的任何交易的任何接觸。

本公司應香港聯合交易所有限公司的要求發表本聲明。

銀河娛樂集團有限公司(「本公司」)董事注意到本公司股份今天出現不尋常的成交量及價格上升。

不少潛在投資者及業務夥伴不時接觸本公司。為提升股東價值，董事一直不斷謀求機遇，故此考慮所有有關接觸，而董事會慎重考慮會否進一步發展任何有關的接觸。本公司已就各個接觸各自的裨益作出詳細考量，惟目前尚未就近期的接觸或任何特定接觸作出決定。因此，本公司尚未確定任何會或不會導致本公司或其附屬公司進行任何交易或涉及本公司及其任何附屬公司的任何交易的任何接觸。

董事並不知悉任何其他原因導致不尋常成交量及價格上升。彼等亦已確認，目前並無任何有關收購或變賣的商談或協議須根據上市規則第13.23條而予以披露；董事會亦不知悉有任何足以或可能影響價格的事宜須根據上市規則第13.09條所規定的一般責任而予以披露。

上述聲明乃承本公司董事會之命而作出；而本公司董事會各董事願就本聲明的準確性承擔個別及共同的責任。

於本聲明日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司非執行董事為鄭慕智先生；而本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零六年五月三十日

Exhibit A

Galaxy Entertainment Group Limited (the "Company")

Disclosure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance (Cap. 32) (the "CO")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
1. Forming an incorporated company in Hong Kong The following documents must be delivered to the Registrar of Companies (the "**Registrar**") :		
(a) The memorandum and the articles	Upon submission of application for establishing the Company.	Section 15, Part I of the CO
(b) Notification of situation of registered office	Within 14 days after the date of incorporation, notification of the situation of the registered office shall be given in the specified form to the Registrar.	Section 92(2), Part IV of the CO
(c) Return of allotment	Within 1 month from the date of allotment, the Company shall deliver to the Registrar for registration a return of allotment in the specified form stating the number and nominal amount of the shares comprised in the allotment, the names and addresses of the allottees, and the amount, if any, paid or payable on each share.	Section 45(1), Part II of the CO
(d) Notification of first directors	Within 14 days from the date of appointment of a person as the first directors of the Company, the Company shall send to the Registrar a notification in a specified form containing all such	Section 158(4)(a), Part IV of the CO

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
	particulars with respect to that person.	
(e) Consent to act as director	On first appointment of a person as director of the Company, the Company shall send with the relevant return or notification, a statement in the specified form, signed by such person and that he has accepted his appointment as such director and that he has attained the age of 18 years.	Section 158(5), Part IV of the CO
2. Alternation of articles	The Company may by special resolution alter or add to its articles, and, therefor, the Company shall within 15 days after the alternation deliver to the Registrar a printed copy of its articles as altered and certified as correct by an officer of the Company.	Section 13, Part I of the CO
3. Change in the corporate name of the Company	Within 15 days after the passing of the resolution, give notice in the specified form of the change of its name to the Registrar	Section 22(1A), Part I of the CO
4. Change of situation of registered office	Within 14 days after the date of change, notification of the situation of the registered office shall be given in the specified form to the Registrar.	Section 92(2), Part IV of the CO
5. Change of particulars of secretary and director	Within 14 days from the occurrence of any change in the Company's directors or secretary or in any of the particulars contained in the register, the Company shall send to the Registrar a notification in the specified form of the change and of the date on which it occurred.	Section 158(4)(b), Part IV of the CO

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
6.	Change of secretary and director (appointment/cessation)	Within 14 days from the appointment of a person a director or secretary of the Company, the Company shall send to the Registrar a notification in the specified form containing all such particulars with respect to that person.	Section 158(4A), Part IV of the CO
7.	Annual Return	Within 42 days after the anniversary of the date of annual general meeting ("**AGM**") or within 42 days after the date of written resolution passed in lieu of the AGM., the Company shall forthwith forward to the Registrar a copy of the annual return signed by a director or the sectary of the Company.	Section 109(1), Part IV of the CO
8.	Increase of capital	Within 15 days from the effective date on which the Company is authorized, by passing of the resolution, to increase its share capital, the Company shall give to the Registrar notice of the increase of capital.	Sections 55(1) and 55(1A), Part II of the CO
9.	Reduction of capital	Subject to court approval, the Registrar shall register a copy of the court order and a minute approved by the court showing the share capital of the company, as altered by the order.	Section 61(1), Part II of the CO
10.	Consolidation of share capital, conversion of shares into stock, etc.	Within 1 month after the Company having a share capital being (i) consolidated and divided its share capital into shares of larger amount than its existing shares; or (ii) converted shares into stock; or (iii) re-converted stock into shares; or (iv)	Section 54(1), Part II of the CO

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
	subdivided its shares; or (v) redeemed any redeemable preference shares; or (vi) cancelled any shares, the Company shall give notice to the Registrar in specified form specifying the shares consolidated, divided, converted, subdivided, redeemed or cancelled.	
11. Purchase of own shares	Within the period of 14 days beginning with the date on which any share purchased by the Company are delivered to it, the Company shall deliver to the Registrar for registration a return in specified form stating each class of shares being purchased and the number and nominal value of the shared and the date on which they were delivered to the Company.	Section 49G(1), Part II of the CO
12. Appointment of receiver or manager, or of mortgagee taking possession, etc	Within 7 days after appointment of a receiver of manager of the property of the Company or entering into possession of the property of the Company, the person making such appointment shall give notice of that fact to the Registrar.	Section 87(1), Part III of the CO
13. Certified copies of balance sheet, profit and loss account, group accounts if any, directors' report, and auditors' report of the Company,	To be received by members of the Company not less than 21 days before the date of the Company's annual general meetings, which should be held by the Company at least once every calendar year and at intervals not more than 15 months; provided that so long as that the Company	Sections 19G, Part I, and Sections 111 and 141CA – 141CH, Part IV of the CO

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
	holds its first general meeting within 18 months of its incorporation.	
14. Public offering in Hong Kong of securities - a dated prospectus containing inter alia the following particulars must be delivered to the Registrar for registration: (a) constitutional document(s) of the company, (b) the statutory provisions under which the incorporation of the company was effected, (c) Address where the documents referred to in (a) and (b) can be inspected, (d) the date and place of incorporation of the company, and (e) the address of the company's principal place of business in Hong Kong (if applicable).	Prior to the publication, circulation or distribution of the prospectus.	Section 342/342C, Part XII of the CO

Disclosure/Reporting Requirements pursuant to the Stock Exchange Listing Rules (the "Listing Rules")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
15. Information relating to the company and its subsidiaries, if any, which: (a) is necessary to enable the Stock Exchange of Hong Kong Limited (the "Exchange") and the public to evaluate the company and its subsidiaries, if any, (b) is necessary to avoid the establishment of a false market in the company's securities, and (c) could reasonably be expected to have a material effect on market activity in and the price of the company's securities.	Inform the Exchange and the holders of the listed debt securities as soon as reasonably practicable.	Paragraph 2(1), Part C, Appendix 7 of the Listing Rules
16. Notifiable transactions in the following categories: (a) Reverse takeover, (b) very substantial acquisitions, (c) very substantial disposals, (d) share transactions, (e) major transactions, (f) discloseable transactions, or (g) connected transactions.	The company must (i) inform the Exchange as soon as possible after the terms of a transaction have been finalised; (ii) deliver a draft announcement in English for the Exchange's comments; (iii) once the announcement has been amended to take account of the Exchange's comments cause it to be published in newspapers on the next business day; and (iv) unless otherwise directed by the Exchange, send to shareholders a circular in English and Chinese within 21 days of the publication of the announcement.	Chapters 13, 14 and 14A of the Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
17.	Issuance of new securities or purchase by the company of its listed securities resulting in a change in the terms of conversion of any of its convertible securities or in the terms of exercise of any of its options, warrants or similar rights.	Announcement published prior to the new issuance or, if prior notice is impracticable, as soon as possible thereafter.	Section 13.27, Chapter 13 of the Listing Rules.
18.	Closure of transfer books or register of members in respect of securities listed in Hong Kong.	Notify the Exchange in writing and publish in the newspapers a notice of closure at least 14 days prior to such closure.	Section 13.66, Chapter 13 of the Listing Rules.
19.	Annual General Meeting ("AGM").	Notice must be published on at least one business day.	Section 13.37, Chapter 13 of the Listing Rules.
20.	Meeting of holders of listed securities, including AGM and special meetings of shareholders.	Proxy forms shall be sent with the notice convening such meeting to all persons entitled to vote thereat. Proxy forms must be submitted for publication on the Exchange's Website as well.	Section 13.38, Chapter 13 of the Listing Rules.
21.	Issuance of securities for cash under the authority of a general mandate granted to the directors by the shareholders in general meeting.	Notice must be published on the next business day following the date on which the directors approve of the issuance.	Section 13.28, Chapter 13 of the Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
22. Either (i) annual report including annual accounts or group accounts together with a copy of the auditor's report thereon or (ii) a summary of financial report.	Distribute to members and other holders of the company's listed securities, other than bearer securities, not less than 21 days before the date of the Annual General Meeting, but not later than 4 months after the end of the financial year; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.46 and 13.54, Chapter 13 of the Listing Rules.
23. Either (i) interim report or (ii) a summary of interim report	Either send to any member of the issuer and every holder of its listed securities (not being bearer securities) not later than 3 months after financial period; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.48 and 13.54, Chapter 13 of the Listing Rules.
24. Preliminary announcements of results – Full Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 4 months after the end of the financial year; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13 of the Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
25. Preliminary announcements of results – First Half of the Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 3 months after the end of the financial period; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13 of the Listing Rules.
26. Board meeting in respect of declaration, recommendation or payment of a dividend or announcement of the profits or losses.	Inform the Exchange at least 7 clear business days in advance of the date fixed for any board meeting.	Section 13.43, Chapter 13 of the Listing Rules.
27. Approval by or on behalf of the board of directors of: (a) any decision to declare, recommend or pay any dividend or to make any other distribution on its listed securities and the rate and amount thereof, (b) any decision not to declare, recommend or pay a dividend or distribution where such would otherwise have been expected in due course, (c) any preliminary announcement of profits or losses for any year, half year or other period, (d) any proposed change in the capital structure, including any redemption of its listed securities, and (e) any decision to change the general character or nature of the business of the company or group.	Inform the Exchange immediately after the board meetings.	Section 13.45, Chapter 13 of the Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
28.	Decision made in regard to: (a) any proposed alteration of the issuer's memorandum of association, bye-laws or equivalent documents, (b) any changes in its directorate or supervisory committee, (c) any change in the rights attaching to any class of listed securities and any change in the rights attaching to any shares into which any listed debt securities are convertible or exchangeable, (d) any change in its auditors or financial year end, the reason(s) for the change and any other matters that need to be brought to the attention of holders of securities of the company, and (e) any change in its secretary or registered office or registered place of business in Hong Kong or where applicable, agent for the service of process in Hong Kong or registered office or registered place of business in Hong Kong.	Inform the Exchange immediately and publish an announcement in the newspapers as soon as practicable.	Section 13.51, Chapter 13 of the Listing Rules.
29.	Basis of allotment of securities offered to the public for subscription or sale or an open offer and the result of any rights issue and, if applicable, the basis of any acceptance of excess applications.	Inform the Exchange not later than the morning of the next business day after the allotment letters or other relevant documents of title are posted.	Section 13.30, Chapter 13 of the Listing Rules.
30.	Purchase, sale, drawing or redemption by the company or any member of the group of its listed securities, whether effected on the Exchange or otherwise.	Inform the Exchange as soon as possible after the event.	Section 13.31, Chapter 13 of the Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
31. (a) Winding up or liquidation, appointment of receiver/ manager, presentation of petition, adoption of resolution to wind up, etc., or (b) entry into possession or sale by mortgagee, or the making of any final judgment, declaration or order which may adversely affect more than 15% of the consolidated net tangible assets of the group.	Inform the Exchange as soon as the same shall come to the attention of the company.	Section 13.25, Chapter 13 of the Listing Rules.
32. Primary listing is or is to be on the Exchange and the company becomes aware that the number of listed securities which are in the hands of the public has fallen below the relevant prescribed minimum percentage; and if any part of the securities of the company or any of its subsidiaries becomes listed or dealt in on any other stock exchange.	Inform the Exchange immediately.	Section 13.32, Chapter 13 of the Listing Rules.

Disclosure/Reporting Requirements pursuant to the Securities and Futures Ordinance (Cap. 571) (the "SFO")

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
33.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, interested or ceasing to be interested in 5% of the nominal value of share capital of the Company.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
34.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, having a notifiable interest immediately after the relevant time when there is a reduction in the current 5% threshold made by regulations.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
35.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, interested or ceasing to be interested in short positions in shares comprised in the relevant share capital of the Company of not less than 1%.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
36.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, having short positions in shares comprised in the relevant share capital of the Company at the time there is a reduction in the current 1% threshold made by regulations, has duty.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
37.	Director or chief executive of the company, including spouse and minor child and corporations controlled by him, interested or ceasing to be interested in shares or debentures of the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
38.	When a person becomes a Director or chief executive of the company, has any interest including those of spouse, minor child and corporations controlled by him in shares in or debentures of, or short position in shares in the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
39.	Whenever the Company receives information from a person given in pursuant to the SFO, the Company is under a duty to record in the Register of Interests in Shares and Short Positions against the person's name, the information received and the date of entry and make them available for public inspection.	Within 3 business days following the day on which the duty arises.	Divisions 6 and 10, Part XV of the SFO.